



Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands
Phone : +31 33 4226100
Fax : +31 33 4226101
Direct nr.: +31 33 422 6118
Direct fax: +31 33 422 6106
E-mail : bernard.verwilghen@nutreco.com

U.S. Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.



SUPPL

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

June 8, 2005 ps/B5130

Re: 12g3-2(b) SUBMISSION

Ladies and Gentlemen

Enclosed please find a copy of the

* Draft minutes of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., held on December 21, 2004
* Annual Report 2004
* Social & Environmental Report 2004
* Annual General Meeting of Shareholders of Nutreco Holding N.V., held on May 19, 2005:
  - free translation of the notice
  - free translation of the Agenda and commentary
* Free translation notice Dividend 2004
* Press releases from January 1, 2005 up to May 30, 2005;

which the Company made public pursuant to the regulations of the Amsterdam Stock Exchange. The Commission has assigned Nutreco Holding N.V. with File Number 82-4927. Should you have any questions regarding the enclosed submission, please contact me at (31) 33 422 6118. Thank you for your assistance.

Best regards

B. Verwilghen
Company Secretary



DRAFT MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NUTRECO HOLDING N.V. HELD ON 21 DECEMBER 2004

Shareholders who attended the meeting are invited to let us know their remarks before 3 June 2005 at the following e-mail address: ava@nutreco.com


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 10 2005
WASH. D.C.
192

FREE TRANSLATION

Minutes of the proceedings of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., a public limited liability company ("the Company") having its registered office in Boxmeer, held at the NH Barbizon Palace Hotel in Amsterdam on 21 December 2004

1. Opening

The Chairman of the Supervisory Board, Mr **R. Zwartendijk**, acted as chairman and opened this Extraordinary General Meeting of Shareholders of the Company at 14.30 hours. He began by warmly welcoming the shareholders, representatives of the press, guests and the delegation from the central works' council.

The Chairman appointed Mr **B. Verwilghen**, Company Secretary, as secretary of the meeting and announced that the minutes of this meeting would be kept by Mr **P. Klemann**, civil-law notary with De Brauw Blackstone Westbroek N.V. The meeting was recorded for the purpose of the minutes.

The Chairman introduced the members of the Executive Board and the Supervisory Board who had taken their places at the table. **The Chairman** announced that Mr **S. Rennemo** was unable to be present at the meeting.

The Chairman pointed out that the invitation and the agenda for this meeting had been published in Het Financieele Dagblad and the Officiële Prijscourant on 6 December 2004. The agenda as well as the notes and appendix had been made available for inspection and were available free of charge at the office of the Company and at the office of Rabo Securities in Amsterdam, and had been forwarded free of charge to shareholders who had registered or asked for these to be sent to them. These documents had also been made available in Dutch and in English on the Company's Internet website (www.nutreco.com).

The Chairman noted that no requests for additional items to be placed on the agenda had been received from shareholders with an interest of more than one per cent (1%).

The Chairman noted that the Executive Board had opted for the possibility of setting a registration date. This had enabled shareholders to take part in the meeting by having their shareholding registered at the latest by 14 December 2004, without having to block their shares until after the meeting. During the course of the meeting, **the Chairman** will receive from the Secretary the summary of the number of shares represented at the meeting.

The Chairman noted that the Articles of Association and legal requirements concerning the organisation of the meeting had been met so that this Extraordinary General Meeting was authorised to take lawful resolutions on the proposal on the agenda.

Before moving on to point 2 of the agenda, **the Chairman** drew attention to the following two points. Firstly, **the Chairman** told those present that the opportunity to ask questions would be provided following the explanation. Secondly, **the Chairman** asked everyone who wanted to ask questions to make this clearly known and, once given the floor, to make use of one of the microphones provided for this purpose. **The Chairman** asked those present to state clearly their name, address and, if necessary, the organisation being represented for reporting purposes.

The Chairman proposed proceeding to point 2 on the agenda.

2. Proposal to form a joint venture between the Nutreco Aquaculture activities involving fish farming, fish processing, distribution and sales, and the Stolt Sea Farm activities of Stolt-Nielsen S.A.

The Chairman explained that the Executive Board wanted to submit for the approval of this meeting the proposal to form a joint venture between the Nutreco Aquaculture activities involving fish farming, fish processing, distribution and sales, and the Stolt Sea Farm activities of Stolt-Nielsen S.A.

The Chairman drew the attention of those present to the Explanatory Memorandum prepared concerning this transaction and serving as an explanation to this agenda point. The letter from the Chairman and CEO of the Company (pages 3 to 8 of the Explanatory Memorandum) makes it clear that both the Supervisory Board and the Executive Board of the Company are of the opinion that the formation of a joint venture between both business units is in the interests of the Nutreco shareholders. The proposal to approve the formation of this joint venture is therefore fully supported by the Supervisory Board and the Executive Board. Later in the Memorandum, on page 18, a copy of the "Fairness Opinion" by PriceWaterhouseCoopers ("PWC") is included. In this, PWC states that as at 6 December 2004 the acquisition by the Company of a 75% interest in the joint venture is fair and reasonable from a financial point of view to the Company shareholders.

Concerning reporting of the joint venture, **the Chairman** stated that the 75% share of the Company in the joint venture will be reported in the annual accounts of the Company under "share in the result of non-consolidated companies". Reporting will be included in the annual accounts in accordance with part IV of the Explanatory Memorandum. This will include information about the operational course of affairs of the joint venture. The Supervisory Board and the Executive Board of the Company will continue to report on this non-consolidated company.

The Chairman drew the attention of those present to the press release dated 6 December 2004 which stated that Mr **H. den Bieman**, COO Nutreco Aquaculture, will manage the joint venture as chairman of the executive board and that Mr **Rennemo** will assume chairmanship of the supervisory board.

Both gentlemen will resign their posts as member of the Executive Board and member of the Supervisory Board of the Company respectively at the closing of the proposed transaction. Closing means completion of the transaction once all suspensive conditions included in the agreements have been fulfilled. Apart from the present approval of the proposed transaction by the Nutreco shareholders, other conditions still have to be met before the joint venture can be formed and can be operational. Approval by the European competition authorities and those of the United States and possibly Canada is required.

Finally, **the Chairman** stated that the Works' Council of Nutreco Nederland B.V. had issued a positive recommendation concerning the transaction.

Before **the Chairman** gave the floor to Mr **W. Dekker**, he first announced that 58 shareholders or proxies were present at the meeting. The total number of shares present or represented at the meeting was 19,384,025, divided into 13,142,525 ordinary shares and 6,241,500 cumulative preference A shares. Of the ordinary shares, 38% of the ordinary shares issued were present and 100% of the cumulative preference A shares issued. **The Chairman** thanked the shareholders for coming.

The Chairman gave the floor to Mr **Dekker**, Chairman of the Executive Board of the Company, who would further explain various aspects of the proposed joint venture in a presentation, together with Mr **Den Bieman**.

Mr **Dekker** indicated that he would explain the proposal for the joint venture between the Nutreco Aquaculture activities and Stolt Sea Farm. In so doing, he intended to follow the structure given in the Explanatory Memorandum. Then, Mr **Den Bieman** would explain the business plan for the new Marine Harvest.

The Company has already been in existence for ten years. In 1994 the Company was created as a management buy-out from certain assets of the much larger BP Nutrition portfolio. In 1997, the Company was listed on the stock exchange and now has a diverse portfolio. The portfolio can be divided into aquaculture activities and agricultural activities. Another sub-division that can be made is into animal feed activities and chain activities. Much has been said recently about the advantages and disadvantages of a wide portfolio and the importance of geographical spread.

The 2003 annual report refers to active portfolio management that is intended to bring about an improvement in return on invested capital and cash flow. It is not possible to maintain or achieve a leading position on all markets. Nutreco will choose businesses with growth potential on the one hand, but also with less volatile businesses on the other hand. On 3 November 2004, Nutreco announced a strategic plan entitled "Rebalancing for growth". Before that date, Nutreco had already announced the sale of Hendrix Meat Group and the proposed merger of Marine Harvest and Stolt Sea Farms.

The basis for activities in the Company is animal feed activities. Fifty percent of the Company's turnover comes from animal feed activities. Nutreco is a world market leader in fish feed, consisting of 80% salmon feed and the remainder of feed for other fish species such as bass, bream, yellow tail, etc. Nutreco is the largest producer of compound feed in Europe. Nutreco's premix activities, known as Trouw Nutrition, are number one in Europe and are one of the world leaders. In the area of chain activities, Nutreco holds the number two position in Europe with its chicken products, and its salmon activities hold world number one position.
Mr **Dekker** referred to the historical trend in results and said that 2 billion of the 3.8 billion euros of turnover came from animal feed. The EBIT margin is between 3 and 6%. This includes 400 billion euros of invested capital. The return on average capital employed (ROACE) is between 15 and 30%. The fish farming activities, with a turnover of 500 million euros, have shown a very volatile picture on the EBIT side. Capital employed in fish is almost as high as turnover. Fish farming activities are the largest source of volatility in the portfolio. Chicken and pork have a turnover of 1.2 billion euros. EBIT margins together are between 0 and 4% and invested capital is 200 million euros, producing ROACE results of between 0 and 25%.

Concerning the strategic action plan, "Rebalancing for growth", Mr **Dekker** explained that the Company will concentrate on animal feed and fish feed because this is where autonomous growth can be achieved. Growth is possible in compound feed by consolidating and expanding existing leading positions and growth through geographical expansion of premixes and speciality feeds. The Company will reduce its interest in the value chain, which creates less sensitivity to the volatile salmon prices. The Company is still looking for an industry solution for chicken and breeding activities.

The sale of Hendrix Meat Group and this transaction are announced in the light of the retention or achievement of the Company's leading position. Concerning the sale of Hendrix Meat Group, Mr **Dekker** said that the Company had built up a healthy position in 10 years. This position was built up starting with one pig processing plant in Druten at the time of the management buy-out in 1994. In 1998, the Company decided to keep this in the portfolio.

In 1998, a joint venture was undertaken as a result of which the Company went from 1 to 3 locations and thus achieved number 3 position in the Netherlands. In 2001, Hendrix Meat Group bought the pre-packed meat business of Laurus in order to link the slaughterhouses with the Dutch retail market. Last year, Nutreco acquired a 100% interest in Hendrix Meat Group and thus gained room to take the next steps. This led to the proposed sale of Hendrix Meat Group to Sovion for a selling price of 75 million euros, which is above the current book value of Hendrix Meat Group.

Concerning the merger of the Nutreco fish farming activities with Stolt Sea Farm, Mr **Dekker** said that an independent company was being formed, called Marine Harvest. Marine Harvest will start with a healthy balance sheet. Stolt-Nielsen S.A. will contribute the business debt free to Marine Harvest. The Company will contribute its fish farming activities. The Company will receive a 75% interest in Marine Harvest and Stolt-Nielsen S.A. 25%.

Furthermore, Mr **Dekker** said that Nutreco had signed a 3-year feed contract with the new Marine Harvest joint venture, with twice an option for a one-year extension. As a result, Marine Harvest will become Nutreco's largest customer.

Concerning the financing of Marine Harvest, Mr **Dekker** said that at the launch of the company, the joint venture is starting with shareholders' equity and with loans from shareholders. After closing, independent bank financing will be raised which will provide working capital for the new company and for redeeming shareholders' loans. In the first year, further financing room for the joint venture will be created by optimising the assets.

Concerning the expectations for Marine Harvest, Mr **Dekker** said that it is envisaged that other shareholders will join. These can be companies or private investors but it could also mean a stock exchange listing. A stock exchange listing will only happen if Marine Harvest has a good financial track record.

Mr **Dekker** drew the attention of those present to the Explanatory Memorandum which describes the procedure agreed with Stolt-Nielsen S.A. for possible stock exchange listing and what is needed for this and how the two shareholders deal with one another. After 1 January 2007, Stolt Nielsen S.A. can sell its 25% interest in the joint venture to Nutreco at market value. The conditions are described in the Explanatory Memorandum.

Mr **Dekker** then looked at the consequences of the transaction for the shareholders. He said that, after reduction of the 75% interest of the Company in Marine Harvest there would be less volatility in the net profit of the Company, improved return on capital employed and more funds for the compound feed, premixes and fish feed activities. The Company will also have a different risk profile as well as better financing possibilities.

Concerning the motivation for the transaction, Mr **Dekker** said that the joint venture will become a major world player in the field of marketing and sales of farmed salmon and other farmed fish species and that the joint venture will serve as a catalyst in this industry.

Mr **Dekker** said that the financial figures for Nutreco Fish Farming show a turnover of 281 million euros in the first half of the year and a capital employed of approximately 480 million euros. Stolt Sea Farm has a turnover for the first six months of 185 million and a capital employed of 227 million euros.

If the financial figures for Nutreco Fish Farming and Stolt Sea Farm are combined, which is somewhat difficult because Stolt's half-year runs until 30 November, this shows a company that has a turnover for the first half of the year of 467 million euros and a capital employed of over 700 million euros.

Concerning the financial reporting on the joint venture, Mr **Dekker** said that after closing the Company will record its shareholding in the joint venture according to the equity method of accounting. The interest in the joint venture and shareholders' loans will be reported as financial fixed assets on the balance sheet of the Company. The Company's interest in the joint venture will be recorded in the results in the profit and loss account under "share in results of non-consolidated companies". The contribution from the Nutreco fish farming activities will be in accordance with the usual valuation principles at the end of the financial year. At closing, the value of the 75% interest of the Company contributed into the joint venture will be established based on IFRS. In 2004, the Company reports under Dutch GAAP, from where the translation is made to IFRS. Mr **Dekker** explained that this is important because, under the Dutch GAAP, the capital employed in the stocks is lower than under IFRS.

The Company's strategy must lead to a more attractive Nutreco and a reorganisation of the invested capital towards less volatile activities. The Company therefore expects total return on capital employed to rise from 10% to between 15% and 20%. The Company holds an interest of 75% in the joint venture. The expectation is that the cycle will take an upswing and that the Company will benefit from it.

Mr **Dekker** ended his presentation by expressing his confidence in this business and gave the floor to Mr **Den Bieman**.

Mr **Den Bieman** explained the business plan for the Marine Harvest joint venture. He said that Marine Harvest is the leading company in a young industry. Aquaculture is a little over 30 years old. New technologies in combination with new fish species that are suitable for fish farming offer huge possibilities for the future. Aquaculture is an industry that will bridge the gap between stagnating fishing catches and increasing consumer demand for fish products. Marine Harvest is in a very good starting position to remain a leader and this position can be further strengthened by the transaction.

Mr **Den Bieman** indicated that Marine Harvest's mission is to provide customers with a reliable supply of farmed salmon and other types of fish at a good price/quality ratio. The Marine Harvest strategy is based on three basic principles: (i) pooling the strengths of both companies; (ii) reducing financial volatility by reliable delivery and service to customers in the retail, the food service and to the processing industry and focusing on products with stable product margins and (iii) a unique competitive position. Concerning the competitive position, Mr **Den Bieman** said that Marine Harvest has a unique competitive position because it has a growing supply of added value products, possesses expertise in the field of quality control and is a leader in food safety.

Mr **Den Bieman** then indicated what the position of the new Marine Harvest is, after merging with the activities of Stolt Sea Farms. The joint venture will produce 90,000 tons of salmon in Norway and 55,000 tons of salmon in the United Kingdom and Ireland combined. The latter figure includes 2,000 tons of organic salmon produced in Ireland. The joint venture produces 30,000 tons of salmon on the west coast of Canada and 10,000 on the east coast. In Chile, 100,000 tons of salmon are produced. The area where potential growth could take place is Chile. In addition, the joint venture has processing companies in the production countries as well as in the most important markets, such as the United States and France, to name but two. As well as salmon, Marine Harvest also holds a leading position in new species such as baramundi in Australia, yellow tail in Japan, halibut and cod in Norway and sturgeon for caviar production in the United States. Of all salmon producers, Marine Harvest has by far the widest sales network, i.e. in the United States, with sales offices in Miami, Los Angeles, Seattle and Connecticut and one in Toronto, Canada. In addition, it also has sales offices in the United Kingdom, France, Spain and the Benelux countries in Europe, as well as an extensive network in Asia, including Japan, China, Hong Kong, Taiwan, Singapore and Korea. The scale of Marine Harvest and the fact that it is the only company present in all four production regions gives it a unique position. It is approximately three times larger than the number two producer. Over the past ten years, the industry has become strongly consolidated. At present, the top ten producers account for approximately 60% of total worldwide salmon production and this consolidation trend is continuing.

Concerning the strategic focus of Marine Harvest in Europe, Mr **Den Bieman** explained that this is targeted on the retail and food service in France and the United Kingdom and on the rapidly growing markets in Eastern Europe and Russia. Furthermore, Marine Harvest is focusing on consumer products and products with added value and is busy, for example, testing salmon products in the fast food chain. A high service level, quality and effective management of logistics are important in relationships with customers. Operational excellence and reducing costs by merging the two organisations is just as essential for future success.

Mr **Den Bieman** said that the expected synergy advantages of Marine Harvest amount to approximately 25 million euros per year and that the restructuring costs are estimated at between 10 and 15 million euros.

Despite the fact that the past three years have been dominated by overproduction and low prices, Mr **Den Bieman** expressed his hope for the industry. The fundamentals are very good: 70% of fish populations are overfished, while fish consumption is rising.

Mr **Den Bieman** predicted some real hype surrounding fish consumption; increasing numbers of people are becoming aware of the healthy aspects of Omega 3 fatty acids which are contained in salmon – and salmon is the core business of Marine Harvest.

Mr **Den Bieman** gave the floor back to **the Chairman**.

The Chairman thanked Mr **Dekker** and Mr **Den Bieman** very much for their explanations and invited the shareholders to ask questions.

The Chairman first gave the floor to Mr **Zomer**. Mr **Zomer** asked why the joint venture is not consolidated in the Company's annual accounts. The Company will obtain a 75% interest in the joint venture, from which it can be concluded that the Company has control of the joint venture and the Company can consolidate.

With respect to the three-year feed contract agreed between the Company and the joint venture, Mr **Zomer** wondered what price arrangements had been made and what would happen if market prices fell.

Furthermore, Mr **Zomer** asked why Nutreco's aquaculture activities had to be sold, while the Company's objective is to grow further. The joint venture has the objective of achieving a margin of 10% EBIT. This would enable the joint venture to fit in well with the Company's strategy. How does the Company expect to grow if Marine Harvest is sold, while the Company is not otherwise in growth markets, like Provimi? Mr **Zomer** asked whether the Company is already in discussions with Provimi.
Finally, Mr **Zomer** asked whether the remuneration of the Executive Board members was linked to the share price.

The Chairman thanked Mr **Zomer** and gave the floor to Mr **C. van Rijn** with respect to the first question, about consolidation.

With respect to consolidation, Mr **Van Rijn** explained that the distribution of authority within the enterprise is important when deciding whether or not to consolidate. As stated in the Explanatory Memorandum, a number of decisions must be taken jointly. In that case, the choice is either partial consolidation or application of the equity method. Based on the decisions that have to be taken jointly, the Company is obliged to choose one of these two methods. The Company chose the equity method. **The Chairman** added that this method is 100% endorsed by KPMG. The equity method is also permitted under IFRS.

Regarding the question about the three-year feed contract, **the Chairman** gave the floor to Mr **Dekker**. Mr **Dekker** said that the Company has decided to conclude a three-year feed contract with two one-year options on an "arm's length" basis. At present, this contract is being evaluated by the competition authorities. Pricing has taken account of a situation where prices fall.

Regarding the EBIT margin of 10% and the Company's growth possibilities, Mr **Dekker** said that the 10% EBIT margin has to be regarded as a target figure. This figure is achieved on a regular basis by Nutreco in the good regions, specifically North America. However, this figure is very high for Europe, partly in view of the past three dramatic years.

He added here that 25 million euros in synergies are calculated for Marine Harvest. That is already 3.5% of the EBIT margin. Furthermore, Marine Harvest will bring stability, which will allow this EBIT margin to come within reach. Concerning the Company's growth possibilities, Mr **Dekker** also stated that the Company has continued its search for prospective acquisitions in recent years. This transaction will allow the resources for this to be released. The example of Provimi given by Mr **Zomer** would be an extremely large acquisition. However, Mr **Dekker** indicated that he would not go into specific cases or rumours.

Concerning the Executive Board member's remuneration, Mr **Dekker** said that the remuneration policy for the Company was fixed by the General Meeting of Shareholders of 13 May 2004. The salary for the Executive Board members consists of a fixed share and a variable share with a bonus. Clear criteria exist for the variable share, which are also described in the annual report. The long-term bonus is also linked to a peer group of 12 or 13 companies. After three years, the Company's total shareholders' return is examined compared to the companies in this peer group. This means the share price and the dividend paid. If this is positive, shares or share options are paid out to the members of the Executive Board in the manner described in the remuneration policy. All this is described in the Corporate Governance chapter of the annual report. The remuneration policy for Marine Harvest has yet to be developed.

The Chairman thanked Mr **Zomer** and then gave the floor to Mr **Schout**.

Mr **Schout** commented that halibut farming is not being transferred to the new joint venture. He wondered whether Marine Harvest and Stolt-Nielsen S.A. would become competitors in halibut farming. Furthermore, Mr **Schout** asked how far above the current book value the Hendrix Meat Group activities are being disinvested and how much the net profit will amount to on this disinvestment.

With respect to the question about halibut, **the Chairman** gave the floor to Mr **Den Bieman**. Mr **Den Bieman** explained that Stolt's turbot activities in Spain and tuna activities in Australia are not included in the joint venture and therefore remain with Stolt. These activities are left with Stolt because the parties could not agree on the valuation of these activities. However, the turbot activities do not represent direct competition for the joint venture because the joint venture itself does not have turbot activities. With respect to the tuna activities, an agreement has been reached with Marine Harvest, where Marine Harvest will sell a certain percentage of the tuna for Stolt. The halibut activities and cod activities of Stolt Sea Farms are being transferred to the joint venture.

For the answers to Mr **Schout**'s other two questions, **the Chairman** gave the floor to Mr **Dekker**. Mr **Dekker** indicated that the time of closing is important for calculating the net profit to be made on the Hendrix Meat Group activities. Until this transaction has been completed, Mr **Dekker** did not want to say anything about the exact size of the profit from this disinvestment. Mr **Dekker** was however prepared to reveal that it would be a plus.

Mr **Leenaers**, representing the **Association of Securities Holders** in The Hague (**"VEB"**), commented that he had noticed, with respect to the trend in results, that Stolt Sea Farm activities have a lower gross margin than Nutreco's aquaculture activities. He wanted to know what the cause of this was and how the Stolt Sea Farm activities gross margin could be brought to the level of Nutreco's aquaculture activities. Mr **Leenaers** had also noticed that the shareholders' equity position of the Stolt Sea Farm activities is considerably lower compared to Nutreco's aquaculture activities. Mr **Dekker** indicated in his presentation that no debts would be contributed, which means that the Stolt Sea Farm activities have undergone considerable recapitalisation. Mr **Leenaers** wanted to know whether this was correct.
With regard to the 10 to 15 million euros of restructuring charges, Mr **Leenaers** wanted to know when the provision is made. Concerning the shareholders' loans, Mr **Leenaers** asked what conditions are applicable to them. Finally, Mr **Leenaers** asked what conditions have to be fulfilled before a disinvestment decision can be taken, whether by transfer or by stock exchange listing, regarding the joint venture.

To answer the first question from Mr **Leenaers, the Chairman** gave the floor to Mr **Den Bieman**. Mr **Den Bieman** explained that the lower gross margin for the Stolt Sea Farm activities is the result of Stolt's trading activities, which have a much lower gross margin. Particularly in the Asian branches, Stolt buys and sells a lot of fish. This is the reason why the overall gross margin for the Stolt Sea Farm activities is lower than that of Nutreco's aquaculture activities. Mr **Van Rijn** also added that Stolt currently draws up its accounts using the American accountancy method (US GAAP) and the Company uses the Dutch accountancy method, which means that the differences between the two cannot clearly be seen from a comparison.

With respect to Mr **Leenaers**' second question, Mr **Van Rijn** explained that a great deal of freedom exists when it comes to financing a shareholding and that it may well be that Stolt has more loan capital than shareholders' equity. However, the parties have agreed that the same rules will apply to both parties at the time of contribution. This means that Marine Harvest is financed by share capital and with shareholders' loans, both in a 75:25 ratio. At the time of contribution, all existing loans are cancelled, to be replaced by new share capital and new loans in the 75:25 ratio.

Concerning the restructuring reserve, Mr **Van Rijn** said that the restructuring will take place during 2005 and 2006, once the plans for it have been developed and are ready. The provision will be made at that time.

Mr **Van Rijn** indicated that the conditions under which shareholders' loans are concluded are still to be examined. An important aspect of this is taxes. The Company will therefore seek advice from the tax authorities in the various countries where it operates and, ultimately, the Company must also obtain permission from these tax authorities.

In principle, the loan conditions are on an arm's length basis. **The Chairman** added here that these loans will be for a certain time and that, at some point, the switch will be made to capitalisation of the joint venture. At that point, a number of these loans will be repaid.

Mr **Van Rijn** went on to say that the Company has already made enquiries at various banking institutions in different countries about the possibilities of local financing. At the time of closing, the Company can then put this into effect so that it is clear how and with which banks the shareholders' loans can be financed, after which whole or partial repayment of those loans can take place.

Concerning the conditions under which disinvestment can be decided upon, **the Chairman** announced that the balance sheet must in any case be healthy, as must the profit and loss account. Mr **Dekker** added that this had been a subject of discussion because the minority shareholder Stolt wanted some certainty about this next step. If three banks say that a stock exchange listing delivers fair value – this is defined in the contract as above the capital employed in the business – then a stock exchange listing can take place. At that point, both shareholders can trigger a stock exchange listing and at least 25% of Marine Harvest will be floated. Concerning the conditions, clear arrangements have been made which are linked to the expected proceeds. No fixed price has therefore been agreed. A detailed description can be found in the Explanatory Memorandum.

Mr **Swinkels** asked what the legal form of the joint venture would be and whether the registered office would be in the Netherlands. He also asked how many people would be employed within the new organisation. Finally, Mr **Swinkels** had a comment about the registration date. The convocation advertisement stated that shareholders could register for this meeting on or before 14 December. However, when Mr **Swinkels** contacted the Rabobank on 14 December, the bank told him that the closing date for registration was 13 December.

Mr **Den Bieman** said that the joint venture would be a Dutch company, with its head office in the Netherlands, and that the number of people working there would be approximately 6,200. This number will fall slightly after the restructuring. However, it is still too early to predict this and to give the number of employees after restructuring at this early stage.

Mr **Swinkels** also wanted to know whether a budget yet existed for 2005 regarding the level of investment for the new joint venture.

With respect to the budget for 2005 and the level of investment, Mr **Den Bieman** said that, together with Stolt-Nielsen S.A., the company is preparing further finances for 2005 which will involve the parties looking at the cash position of the joint venture in particular. Investments will at most be equal to amortisations.

In order to answer the question about the registration date, **the Chairman** gave the floor to the Secretary of the Company, Mr **Verwilghen**. Mr **Verwilghen** indicated that he would definitely contact the Rabobank regarding this matter and that the latest registration date was indeed 14 December.

The Chairman then gave the floor to Mr **Naylor**. Mr **Naylor** asked how the Company thinks it can convince consumers of the positive health aspects of eating farmed salmon in the light of various articles (and the related publicity) about the fish meal used, as a result of which heavy metals find their way into the farmed salmon, which in turn pose a health hazard.

Mr **Den Bieman** explained what the Company has done recently with respect to environmental concerns and the food safety aspects of aquaculture. Six or eight years ago, the Company started AquaVision, a business conference which the Company organises every two years in Norway. This brings together the industry and other stakeholders in order to discuss various aspects of aquaculture, including food safety. Two years ago, the Company launched the "aquaculture and society" programme. This programme concentrates on general public concerns regarding fish farming. One aspect of these is fish feed. The question arose whether it is sustainable. More specifically, this dealt with the use of drugs in the fish farming industry and their effect on potential residues in the fish, the effect of escaped fish on wild fish populations and the environmental impact of the fish farms on the fjords where they are located. On this basis, specific projects were defined with targets. In addition, in 2004 the World Wildlife Fund organised a round table meeting about salmon aquaculture. The steering group for this round table includes people from Marine Harvest. The most important issue in the aquaculture industry is to switch to more sustainable fish feed. The Company is busy improving business processes and reducing the feed conversions. In addition, the Company is investing a great deal of money in research and development concerning fish feed made from vegetable raw materials. Finally, Mr **Den Bieman** stated that the Company is involved with the EUCN and the government on a project to formulate criteria for sustainable fish meal production.

Mr **Hagen** understood from the letter of intent that the Company has already contributed to the joint venture and he asked about the distribution and how this came about. Is this already 75%/25% or not until the time of closing? Finally, Mr **Hagen** asked how the period until the closing would be covered.

Mr **Dekker** explained that the time of contribution does not occur until the Company has obtained approval for the transaction both from the shareholders and from all the relevant competition authorities. The contribution is made at the time of closing, this being the time when all required approvals have been given. Concerning the period until the time of closing, Mr **Dekker** said that arrangements had been made about how the Company and Stolt-Nielsen S.A. interact; after all, the economic results and economic risks have been shared since the Company announced the shareholders' agreement.

Concerning the question of how the 75%/25% division came about, Mr **Dekker** said that this was the result of lengthy negotiation, involving the application of various criteria and parameters which had been weighed up at a given moment. The criteria included the amount of fish produced in 2003 and 2004, assets, the historical result and the aquaculture and society programme. These were included in the negotiations about the division. Mr **Dekker** mentioned in this respect the fairness opinion given by PriceWaterhouseCoopers.

Mr **Leenaers** asked what the Company's view was with regard to the debt/ equity position of Marine Harvest and further asked what the Company intended to do with the goodwill the Company has amortised on Nutreco aquaculture activities in the light of the fairly strong impairment of these activities. As an example, Mr **Leenaers** mentioned Hydro Seafood, which was heavily amortised in the past year. If the Company is going to refloat its shares in Marine Harvest, based on the stock exchange listing, this means that these impairment amortisations are not compensated.

Mr **Van Rijn** did not want to give an indication of the debt/equity ratio, but he confirmed it should be a strong balance sheet with limited shareholder loans. On the point of the consequences of the impairment Mr **Dekker** answered that this depends on the price obtained. **The Chairman** added that, depending on the situation and the price obtained, it is possible that some of the goodwill will be returned and that will make up for some of the impairment. Finally, Mr **Dekker** provided further information on the modalities of a possible IPO of Marine Harvest based on the information provided in the Explanatory Memorandum.

Mr **Leenaers** asked what the Company intends to do with the remaining activities.

In order to answer this question, **the Chairman** gave the floor to Mr **J. Steinemann**, COO of the Company for agriculture activities. Mr **Steinemann** indicated that the situation in the poultry industry is not ideal and that the Company is considering the matter. However, it could take a few months before the Company is clear on the situation and can communicate with the outside world. In Spain, the Company has no plans to make changes. There, the Company is on the right track and Mr **Steinemann** thought that this is also the direction the Company will take in the poultry industry in the Benelux countries.

The Chairman gave the floor to Mr **Swinkels**, who asked when the closing would take place. Furthermore, Mr **Swinkels** asked how the Company will deal with its shareholders given the fact that aquaculture activities are keeping them very busy. The joint venture is included as a shareholding in the Company's annual report but the question remains as to how extensive reporting on these activities will be and whether the shareholder will be given the opportunity to ask questions.

The Chairman said that the time of closing depends on the one hand on approval of the transaction by the shareholders and, on the other hand, on approval of the transaction by the competition authorities in Brussels and locally in places such as America and possibly Canada. It is very difficult to predict when these bodies will issue their recommendations. Closing is expected to take place in the first half of next year.

With respect to the second question from Mr **Swinkels, the Chairman** explained that the Company has opted for the equity method, which means that the Company will include a substantial section in its annual report about the shareholding in the joint venture. The shareholding is included in the Company's annual report so that this shareholding can be placed on the agenda of the next Annual General Meeting of Shareholders. Shareholders can then also ask questions about the Company's aquaculture activities. Mr **Dekker** added that the equity method actually makes it easier for the shareholders to monitor the joint venture because it is reported on more specifically in the Company's annual report on the joint venture. In addition, the intention is for Mr **Van Rijn** and Mr **Dekker** to become members of the supervisory board of the joint venture and, on this basis, the shareholders can be informed during the General Meeting of Shareholders of the Company. The Company will closely monitor developments in the joint venture. After all, the Company has a considerable 75% interest.

Mr **Swinkels** asked from what point onwards the activities of the joint venture are included within the Nutreco group.

The Chairman responded that, until closing, the Company and Stolt-Nielsen S.A. each have their own share and that, after closing, activities would be joint.

The Chairman then observed that there were no further questions and wished to proceed with voting on the proposal to form a joint venture between Nutreco's Aquaculture activities regarding fish farming, fish processing, distribution and sales, and the Stolt Sea Farm activities of Stolt-Nielsen S.A.

The Chairman observed that all those present and all proxies voted in favour of the proposal and that the proposed formation of a joint venture as described in the Explanatory Memorandum was unanimously approved.

The Chairman moved on to agenda point 3.

3. Close of the Meeting

The Chairman closed the Meeting and thanked everyone for attending. He also wished everyone a very Happy Christmas and a very good start to a successful and, especially, healthy 2005.

R. Zwartendijk
Chairman

B. Verwilghen
Secretary

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Free translation


RECEIVED

NUTRECO HOLDING N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice of the Annual General Meeting of Shareholders of Nutreco Holding N.V., to be held on Thursday, May 19, 2005 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Agenda

1. Opening
2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee over the year 2004
3. Report of the Executive Board over the year 2004
4. Annual Accounts 2004
   - 4.1 Determination of the Annual Accounts
   - 4.2 Dividend proposal
   - 4.3 Discharge of the Executive Board over the conduct of the business
   - 4.4 Discharge of the Supervisory Board over its supervisory duties
5. Corporate Governance
   - 5.1 Corporate Governance: summary of the Corporate Governance policy as submitted to the AGM of 2004
   - 5.2 Remuneration Policy of the Executive Board: adoption of a change to the policy which was approved at the AGM of 2004
   - 5.3 Approval of the performance shares and performance options schemes
   - 5.4 Remuneration of the Supervisory Board
6. Appointment of KPMG Accountants N.V. as external auditor
7. Mandate to issue shares and to restrict or to exclude the pre-emption rights
   - 7.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months
   - 7.2 Proposal to designate the Executive Board – subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months
8. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months
9. Composition Supervisory Board
   - 9.1 Resignation of Mr S. Rennemo as a Supervisory Director
   - 9.2 The end-of-term resignation of Mr L.J.A.M. Ligthart as a Supervisory Director and his reappointment
   - 9.3 Appointment of Mr J.A.J. Vink as a Supervisory Director
10. Communications and questions
11. Closing

The agenda with explanatory notes and the annual report and the accounts over 2004 are available as from today at the offices of Rabo Securities N.V., Amstelplein 1, Amsterdam and at the company's offices, Veerstraat 38, Boxmeer. These documents are available for attendees at the above locations free of charge or will be sent free of charge to those attendees having so requested (e-mail: ava@nutreco.com). These documents are also available via the internet on www.nutreco.com.

Registration Date
In accordance with article 20.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **May 12, 2005** ("Registration Date") in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Netherlands from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission
Persons entitled to vote at and attend to the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabo Securities N.V., Amstelplein1 at Amsterdam (The Netherlands)** on **May 12, 2005 before 04.00 p.m.** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **May 12, 2005** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **May 12, 2005** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Amersfoort, April 29, 2005

The Executive Board

NUTRECO HOLDING N.V.

JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Oproeping tot de jaarlijkse Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., die zal plaatsvinden op donderdag 19 mei 2005, aanvang 14.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam.

Agenda

1. Opening
2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2004
3. Verslag van de Raad van Bestuur over het boekjaar 2004
4. Jaarrekening 2004
   - 4.1 Vaststelling van de jaarrekening
   - 4.2 Voorstel tot uitkering van dividend
   - 4.3 Decharge van de Raad van Bestuur voor het gevoerde beleid
   - 4.4 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht
5. Corporate Governance
   - 5.1 Corporate Governance: samenvatting van het beleid zoals toegelicht op de AVA van 2004
   - 5.2 Beleid inzake bezoldiging van de Raad van Bestuur: vaststelling van een wijziging ten aanzien van het op de AVA van 2004 goedgekeurde beleid
   - 5.3 Goedkeuring van de toekenning van prestatiegebonden aandelen en prestatiegebonden opties
   - 5.4 Remuneratie van de Raad van Commissarissen
6. Benoeming van KPMG Accountants N.V. als externe accountant
7. Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten
   - 7.1 Voorstel tot machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden
   - 7.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden
8. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap voor de duur van 18 maanden
9. Samenstelling van de Raad van Commissarissen
   - 9.1 Aftreden van de heer S. Rennemo als Commissaris van de Vennootschap
   - 9.2 Het periodiek aftreden van de heer L.J.A.M. Ligthart als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming
   - 9.3 Benoeming van de heer J.A.J. Vink als Commissaris van de Vennootschap
10. Mededelingen en rondvraag
11. Sluiting

De agenda met toelichting en het jaarverslag met de jaarrekening over 2004 liggen vanaf heden ter inzage ten kantore van Rabo Securities, Amstelplein 1 te Amsterdam en ten kantore van de Vennootschap, Veerstraat 38 te Boxmeer. Deze stukken zijn aldaar voor vergadergerechtigden gratis verkrijgbaar of worden gratis toegestuurd aan de aandeelhouders die hierom hebben verzocht (e-mail: ava@nutreco.com). Tevens zijn deze stukken via het internet beschikbaar op www.nutreco.com.

Registratiedatum

Conform artikel 20.3 van de statuten van de Vennootschap heeft de Raad van Bestuur bepaald dat voor de Algemene Vergadering van Aandeelhouders van 19 mei 2005 als stem-en vergadergerechtigden hebben te gelden zij die op **12 mei 2005** ("Registratiedatum") zijn ingeschreven in een van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Netherlands aangesloten instellingen waaruit blijkt aan wie de aandelen toebehoren krachtens de Wet Giraal Effectenverkeer.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen uiterlijk **12 mei 2005 vóór 16.00 uur** schriftelijk aan te melden bij **Rabobank Securities, Amstelplein 1 te Amsterdam**. De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen dat de desbetreffende aandeelhouder in hun administratie geregistreerd blijft tot en met de Registratiedatum.

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen op naam** kunnen de vergadering bijwonen indien zij zich daartoe **uiterlijk 12 mei 2005** schriftelijk hebben aangemeld bij **Nutreco Holding N.V., Veerstraat 38, 5831 JN Boxmeer** en de aandelen ten name van de houder daarvan in het aandeelhoudersregister ingeschreven blijven tot en met de Registratiedatum.

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 12 mei 2005** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de inschrijfbalie in te leveren. Voor toelating tot de vergadering kan men worden verzocht zich met een identiteitsbewijs te legitimeren.

Amersfoort, 29 april 2005

De Raad van Bestuur

Free Translation

AGENDA

Annual General Meeting of Shareholders of Nutreco Holding N.V. to be held on May 19, 2005 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee over the year 2004

3. Report of the Executive Board over the year 2004

4. Annual Accounts 2004
   4.1 Determination of the Annual Accounts
   4.2 Dividend proposal (see explanatory note)
   4.3 Discharge of the Executive Board over the conduct of the business
   4.4 Discharge of the Supervisory Board over its supervisory duties

5. Corporate Governance (see explanatory note)
   5.1 Corporate Governance: summary of the Corporate Governance policy as submitted to the AGM of 2004
   5.2 Remuneration Policy of the Executive Board: adoption of a change to the policy which was approved at the AGM of 2004
   5.3 Approval of the performance shares and performance options schemes
   5.4 Remuneration of the Supervisory Board

6. Appointment of KPMG Accountants N.V. as external auditor (see explanatory note)

7. Mandate to issue shares and to restrict or to exclude the pre-emption rights (see explanatory note)
   7.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months
   7.2 Proposal to designate the Executive Board - subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months

8. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months (see explanatory note)

9. Composition Supervisory Board (see explanatory note)
   9.1 Resignation of Mr S. Rennemo as a Supervisory Director
   9.2 The end-of-term resignation of Mr L.J.A.M. Ligthart as a Supervisory Director and his reappointment
   9.3 Appointment of Mr J.A.J. Vink as a Supervisory Director

10. Communications and questions

11. Closing

EXPLANATORY NOTE TO AGENDA ITEM 4.2

Dividend proposal

In accordance with the dividend policy as submitted to and discussed at the AGM of 2004, a dividend of EUR 0.53 per ordinary share is proposed. The dividend of EUR 0.53 per ordinary share corresponds to a pay-out percentage of 35% (2003: 35%) of the net result realised in the period 1 January 2004 till 31 December 2004 included available to holders of ordinary shares, and excluding the book gain on the divestment of Hendrix Meat Group of EUR 20.5 Mio. After deduction of the interim dividend of EUR 0.14 paid out in August 2004, the final dividend amounts to EUR 0.39 per ordinary share.

In accordance with article 28.2 of the Articles of Association the Executive Board, with the approval of the Supervisory Board, proposes to pay the dividend, at the discretion of the shareholders, either in cash or in the form of ordinary shares in the capital of the Company.

The ratio between the value of the stock dividend and the cash dividend will be determined by the Executive Board after close of trading on May 19, 2005 based on the closing price on that day. The value of the stock dividend will be equal to the cash dividend. The newly issued ordinary shares will be entitled to dividend over the year 2005 and following.

EXPLANATORY NOTE TO AGENDA ITEM 5

Corporate Governance

5.1 Corporate Governance: summary of the Corporate Governance policy as submitted to the AGM of 2004

Reference is made to the Corporate Governance chapter which is included in the 2004 Annual Report on p. 48 to 59 where the Company's Corporate Governance policy is explained, following the best practices of the Dutch Corporate Governance Code.

5.2 Remuneration Policy of the Executive Board: adoption of a change to the policy which was approved at the AGM of 2004

The Remuneration Policy of the Executive Board was submitted to and adopted at the AGM of 2004. At the AGM of 19 May 2005, approval will be sought on the following change:

- change of the retirement benefits terms of the members of the Executive Board from a defined benefits scheme to a defined contributions scheme, with 2/3 of the premium being contributed by the Company and 1/3 being paid for by the members of the Executive Board.

5.3 Approval of the performance shares and performance options schemes

Information on share options granted, exercised or lapsed can be found on p. 89 to 92 of the 2004 Annual Report. In accordance with the policy adopted at the 2004 AGM, the same number of performance shares and performance options was granted in February 2005 to the members of the Executive Board as in 2004.
As companies which are part of the peer groups used by the Company were de-listed, the following changes are proposed:
- base salary peer group: Vendex KBB and KLM are replaced by Océ and IHC Caland
- performance shares and performance options peer group: Vendex KBB is replaced by Stork

5.4 Remuneration of the Supervisory Board

Information on the remuneration of the Supervisory Board in 2004 can be found on p. 80 of the 2004 Annual Report. For the year 2005 the following increases are proposed:

Supervisory Board
Chairman: EUR 41,000/year as from 2005
Members: EUR 30,000/year as from 2005

Audit Committee
Chairman: EUR 10,000/year as from 2005
Members: EUR 7,500/year as from 2005

Remuneration Committee
Chairman: EUR 7,500/year as from 2005
Members: EUR 5,000/year as from 2005

Work performed as a member of the Selection and Appointment Committee will not be remunerated separately.

EXPLANATORY NOTE TO AGENDA ITEM 6

Appointment of KPMG Accountants N.V. as external auditor

In accordance with the Company policy to submit to the Annual General Meeting of Shareholders the appointment of the external auditor, it is proposed to appoint KPMG Accountants N.V. as the external auditor of the Company for a period ending directly after the Annual General Meeting of Shareholders of 2006.

EXPLANATORY NOTE TO AGENDA ITEM 7

Mandate to issue shares and to restrict or to exclude the pre-emption rights

7.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

In accordance with article 8 of the Company's Articles of Association a request is made to grant the Executive Board authorisation to issue shares and to grant rights to take shares in order to enable the Executive Board to react in a timely and flexible way to the financing requirements of the Company. With regard to the issue of ordinary shares, the mandate will be limited to 10% of the issued ordinary shares, as at the time of the mandate, which percentage will be increased to 20% in case of mergers and acquisitions.
The period of the requested mandate is 18 months, in accordance with the current Corporate Governance practice, starting after approval of the suggested resolution.

7.2 Proposal to designate the Executive Board – subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months

In accordance with article 9 of the Company's Articles of Association it is proposed to designate the Executive Board to resolve, with approval of the Supervisory Board, to restrict or to exclude the pre-emption rights in accordance to article 96, Book 2 of the Dutch Civil Code.
As it is the case for the proposal 7.1, the designation is limited to a period of 18 months. In order for this proposal to be approved, a majority of at least 2/3 is required if less than 50% of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented, a normal majority is sufficient.

EXPLANATORY NOTE TO AGENDA ITEM 8

Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months

In accordance with article 10 of the Company's Articles of Association a request is made to grant the Executive Board authorisation, subject to the approval of the Supervisory Board, and without prejudice to the provisions of article 98, Book 2 of the Dutch Civil Code, to acquire ordinary shares representing a maximum of 10% of the Company's issued share capital at a price per ordinary share between the nominal value of the ordinary shares and 110% of the

average price of the ordinary shares on the Euronext Amsterdam during the five trading days prior to the acquisition.
This mandate to buy back shares provides the Executive Board, with the approval of the Supervisory Board, with the required flexibility to fulfil its obligations deriving from employment related share plans or for other purposes.
The period of the requested mandate is 18 months, starting after approval of the suggested resolution.

COMMENTARY TO AGENDA ITEM 9

Composition of the Supervisory Board

9.1 The resignation of Mr S. Rennemo as a Supervisory Board Director

In accordance with the announcement made at the Extraordinary General Meeting of Shareholders of 21 December 2004 concerning the establishment of a joint venture between the Nutreco Aquaculture fish farming, processing, marketing and sales activities with the Stolt Sea Farm activities of Stolt-Nielsen S.A., Mr S. Rennemo will resign at the AGM of 19 May 2005 to take up the position of chairman of the Supervisory Board of Marine Harvest N.V. The Supervisory Board wants to express its sincere gratitude to the very valuable contribution of Mr S. Rennemo to the working of the Supervisory Board and of the Audit Committee.

9.2 The end-of-term resignation of Mr L.J.A.M. Ligthart as a Supervisory Director and his reappointment

Mr L.J.A.M. Ligthart, Vice-Chairman of the Supervisory Board, was re-appointed at the Annual General Meeting of Shareholders of May 10, 2001 and his mandate ends at this Annual General Meeting of Shareholders.
Mr L.J.A.M. Ligthart informed the Supervisory Board that he was prepared to stand for re-election and the Supervisory Board resolved to make a non-binding proposal to the General Meeting, in accordance with article 14.5 of the Articles of Association of the Company, to re-appoint Mr L.J.A.M. Ligthart to the Supervisory Board for a new and also last period of 4 years, ending at the General Meeting of Shareholders of 2009. If the General Meeting of Shareholders approves the proposal, the Supervisory Board will re-elect Mr L.J.A.M. Ligthart as its Vice-Chairman. The Supervisory Board attaches great importance to continue being able to call on Mr L.J.A.M. Ligthart's extensive experience as member of the Supervisory Board and Audit Committee and also as Supervisory Director of leading stock-listed companies. The Executive Board fully supports the proposal to re-appoint Mr L.J.A.M. Ligthart as member of the Supervisory Board of the Company.

Mr L.J.A.M. Ligthart, born on November 18, 1938, has the Dutch nationality. He obtained a master degree from the University of Tilburg and graduated in Economy at the Europe College. He assumed different management positions at DSM where he was a member of the Executive Board, lastly as Vice-Chairman, from 1988 till his retirement in 2001. Mr L.J.A.M. Ligthart is Chairman of the Supervisory Board of Hoek Loos N.V. and Nutreco Nederland B.V.

He is a member of the Supervisory Board of IHC Caland N.V., Royal P&O Nedlloyd N.V. and of Budelpack N.V. He also is the Chairman of Stichting Administratiekantoor Frans Maas and board member of the Buhrmann Preference Shares Foundation and of the Mines Counsel.

Mr L. Ligthart does not own shares in the Company.

9.3 Appointment of Mr J.A.J. Vink as a Supervisory Director

The Supervisory Board resolved to make a non-binding proposal to the General Meeting, in accordance with Article 14.5 of the Articles of Association of the Company, to appoint Mr J.A.J. Vink as a Supervisory Board member for a renewable period of 4 years, expiring at the General Meeting of Shareholders of 2009. If the General Meeting appoints Mr J.A.J. Vink as a member of the Supervisory Board, Mr J.A.J. Vink will also be a member of one of the Committees.

Mr J.A.J. Vink will leave CSM as its Chairman of the Executive Board on May 1, 2005 after a career of 22 years with this food company. Mr J.A.J. Vink is also a member of the Advisory Board of the Wageningen University and Research Centre, Vice-Chairman of the Supervisory Board of Sovion N.V. and a member of the Supervisory Board of Wegener N.V.

Mr J.A.J. Vink was born on 30 May 1947 and has the Dutch nationality. He studied Organic Chemistry at the Leiden University and graduated in 1972 in Mathematics and Natural Sciences. In 1974 he joined the Wessanen food company and moved in 1983 to CSM.

The Supervisory Board is of the opinion that Mr J.A.J. Vink's experience as chairman of the Executive Board of a stock-listed company well fits the profile used by the Supervisory Board and will enable the Supervisory Board to benefit of Mr J.A.J. Vink's valuable contribution to its working. The Executive Board fully supports the proposal to appoint Mr J.A.J. Vink as a member of the Supervisory Board of the Company.

Mr J.A.J. Vink does not own shares in the Company.



AGENDA

Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op 19 mei 2005, aanvang 14.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2004

3. Verslag van de Raad van Bestuur over het boekjaar 2004

4. Jaarrekening 2004
   - 4.1 Vaststelling van de jaarrekening
   - 4.2 Voorstel tot uitkering van dividend (zie toelichting)
   - 4.3 Decharge van de Raad van Bestuur voor het gevoerde beleid
   - 4.4 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

5. Corporate Governance (zie toelichting)
   - 5.1 Corporate Governance: samenvatting van het beleid zoals toegelicht op de AVA van 2004
   - 5.2 Beleid inzake bezoldiging van de Raad van Bestuur: vaststelling van een wijziging ten aanzien van het op de AVA van 2004 goedgekeurde beleid
   - 5.3 Goedkeuring van de toekenning van prestatiegebonden aandelen en prestatiegebonden opties
   - 5.4 Remuneratie van de Raad van Commissarissen

6. Benoeming van KPMG Accountants N.V. als externe accountant (zie toelichting)

7. Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten (zie toelichting)
   - 7.1 Voorstel tot machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden
   - 7.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

8. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden (zie toelichting)

9. Samenstelling van de Raad van Commissarissen (zie toelichting)
   - 9.1 Aftreden van de heer S. Rennemo als Commissaris van de Vennootschap
   - 9.2 Het periodiek aftreden van de heer L.J.A.M. Ligthart als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming
   - 9.3 Benoeming van de heer J.A.J. Vink als Commissaris van de Vennootschap

10. Mededelingen en rondvraag

TOELICHTING OP AGENDAPUNT 4.2

Voorstel tot uitkering van dividend

Conform het dividendbeleid zoals toegelicht en besproken op de AVA van 2004 wordt een dividend voorgesteld van EUR 0,53 per gewoon aandeel. Dit komt overeen met een uitkeringspercentage van 35% (2003: 35%) over het in de periode van 1 januari 2004 tot en met 31 december 2004 gerealiseerde nettoresultaat toekomend aan de houders van gewone aandelen exclusief de boekwinst gemaakt door de verkoop van Hendrix Meat Group ter waarde van EUR 20,5 miljoen. Na aftrek van het in augustus 2004 uitgekeerde interimdividend van EUR 0,14 bedraagt het slotdividend EUR 0,39 per gewoon aandeel.

Conform artikel 28.2 van de statuten stelt de Raad van Bestuur met goedkeuring van de Raad van Commissarissen voor het dividend, naar keuze van de aandeelhouders, hetzij in contanten, hetzij in de vorm van gewone aandelen in het kapitaal van de Vennootschap uit te keren.

De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 19 mei 2005 na beurs worden vastgesteld op basis van de slotkoers van die dag. De waarde van het slotdividend in gewone aandelen zal gelijk zijn aan die van het contante dividend. De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2005 en volgende boekjaren.

TOELICHTING OP AGENDAPUNT 5

Corporate Governance

5.1 Corporate Governance: samenvatting van het beleid zoals toegelicht op de AVA van 2004

Verwezen wordt naar het Corporate Governance hoofdstuk in het Jaarverslag 2004 op blz. 48 t/m 59 met toelichting over het beleid inzake Corporate Governance aan de hand van de best practices uit de Nederlandse Corporate Governance Code.

5.2 Beleid inzake bezoldiging van de Raad van Bestuur: vaststelling van een wijziging ten aanzien van het op de AVA van 2004 goedgekeurde beleid

Het beleid inzake de bezoldiging van de Raad van Bestuur werd besproken en vastgesteld op de AVA van 2004. Op de AVA van 19 mei 2005 wordt de goedkeuring gevraagd voor de volgende wijziging:
- wijziging van het pensioenstelsel voor de leden van de Raad van Bestuur van een eindloonstelsel naar een stelsel met een vaste bijdrage, waarbij 2/3 van de premie betaalbaar is door de Vennootschap en 1/3 door de leden van de Raad van Bestuur zelf wordt betaald.

5.3 Goedkeuring regeling prestatiegebonden aandelen en prestatiegebonden opties

De toelichting op uitgegeven, uitgeoefende en vervallen opties staat vermeld op blz. 89 t/m 92 van het Jaarverslag 2004. Conform het beleid goedgekeurd op de AVA van 2004 werd aan de leden van de Raad van Bestuur in februari 2005 eenzelfde aantal prestatiegebonden aandelen en opties toegekend als in 2004.
Aangezien in de door de Vennootschap gehanteerde peer groups bedrijven niet langer beursgenoteerd zijn worden de volgende wijzigingen voorgesteld:
- peer group basissalariëring: Vendex KBB en KLM worden vervangen door Océ en IHC Caland
- peer group prestatiegebonden aandelen en opties: Vendex KBB wordt vervangen door Stork.

5.4 Remuneratie van de Raad van Commissarissen

De toelichting op de remuneratie van de Raad van Commissarissen in 2004 is opgenomen in het Jaarverslag 2004 op blz. 80. Voor het jaar 2005 worden de volgende aanpassingen voorgelegd ter goedkeuring:

Raad van Commissarissen	Voorzitter:	EUR 41.000 per jaar vanaf 2005
	Leden:	EUR 30.000 per jaar vanaf 2005
Audit Committee	Voorzitter:	EUR 10.000 per jaar vanaf 2005
	Leden:	EUR 7.500 per jaar vanaf 2005
Remuneration Committee	Voorzitter:	EUR 7.500 per jaar vanaf 2005
	Leden:	EUR 5.000 per jaar vanaf 2005

TOELICHTING OP AGENDAPUNT 6

Benoeming van KPMG Accountants N.V. als externe accountant

Conform het aangenomen beleid om de benoeming van de externe accountant jaarlijks aan de Algemene Vergadering van Aandeelhouders voor te leggen, wordt voorgesteld om KPMG Accountants N.V. te benoemen als externe accountant van de Vennootschap voor een duur verstrijkend direct na afloop van de Algemene Vergadering van Aandeelhouders van 2006.

TOELICHTING OP AGENDAPUNT 7

Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten

7.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 8 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om te besluiten tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen, om de Raad van Bestuur in staat te stellen om tijdig en op een flexibele manier te reageren met betrekking tot de financiering van de Vennootschap. Voor de uitgifte van gewone aandelen wordt de bevoegdheid beperkt tot 10% van de uitstaande gewone aandelen ten tijde van de machtiging, welk percentage wordt verhoogd tot 20% in geval van fusie of acquisitie.
De duur van de gevraagde machtiging is 18 maanden conform de huidige praktijk van Corporate Governance, beginnend na goedkeuring van het voorgestelde besluit.

7.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 9 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot het beperken of uitsluiten van voorkeursrecht, conform artikel 96, Boek 2 van het Burgerlijk Wetboek. In overeenstemming met het voorstel onder 7.1 is de aanwijzing beperkt tot een periode van 18 maanden. Voor dit voorstel is een meerderheid van ten minste twee derden van de uitgebrachte stemmen vereist indien minder dan 50% van het geplaatst kapitaal ter vergadering vertegenwoordigd is. Indien de helft of meer vertegenwoordigd is, volstaat een gewone meerderheid.

TOELICHTING OP AGENDAPUNT 8

Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 10 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om, na goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98, Boek 2 van het Burgerlijk Wetboek, gewone aandelen vertegenwoordigende maximaal 10% van het geplaatste aandelenkapitaal van de Vennootschap te verkrijgen voor een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door Euronext Amsterdam N.V. gehouden Effectenbeurs gedurende de vijf handelsdagen voorafgaande aan die verkrijging. Deze machtiging tot inkoop geeft de Raad van Bestuur, met goedkeuring van de Raad van Commissarissen, de flexibiliteit om verplichtingen na te komen betreffende aandelen gerelateerde beloningsplannen of anderszins.
De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit.

TOELICHTING OP AGENDAPUNT 9

[illegible] van de Raad van Commissarissen

Conform de mededeling gedaan op de Buitengewone Algemene Vergadering van Aandeelhouders van 21 december 2004 in verband met de vorming van een gezamenlijke onderneming van de Nutreco Aquaculture activiteiten inzake viskweek, visverwerking, distributie en verkoop met de Stolt Sea Farm activiteiten van Stolt-Nielsen S.A. zal de heer S. Rennemo op de AVA van 19 mei 2005 aftreden als Commissaris van de Vennootschap om het voorzitterschap op zich te nemen van de Raad van Commissarissen van Marine Harvest N.V. De Raad van Commissarissen hecht er aan de heer S. Rennemo oprecht te danken voor de bijzonder waardevolle bijdrage die hij heeft geleverd aan de werking van de Raad van Commissarissen en van het Audit Committee.

9.2 Het periodiek aftreden van de heer L.J.A.M. Ligthart als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming

De heer L.J.A.M. Ligthart, Vice-Voorzitter van de Raad van Commissarissen, werd tot Commissaris herbenoemd op de Algemene Vergadering van Aandeelhouders van 10 mei 2001 en zijn mandaat verstrijkt per deze Algemene Vergadering van Aandeelhouders. De heer L.J.A.M. Ligthart heeft de Raad van Commissarissen medegedeeld zich herbenoembaar te stellen en de Raad van Commissarissen heeft besloten aan de Algemene Vergadering, conform artikel 14.5 van de statuten van de Vennootschap, een niet bindende voordracht te doen om de heer L.J.A.M. Ligthart te herbenoemen als Commissaris van de Vennootschap voor een nieuwe en tevens laatste termijn van vier jaar, verstrijkend op de Algemene Vergadering van Aandeelhouders van 2009. Indien de Algemene Vergadering de heer L.J.A.M. Ligthart benoemt tot Commissaris conform dit voorstel, zal de Raad van Commissarissen de heer L.J.A.M. Ligthart opnieuw tot Vice-Voorzitter van de Raad van Commissarissen verkiezen. De Raad van Commissarissen hecht er groot belang aan verder een beroep te kunnen doen op de ruime ervaring van de heer L.J.A.M. Ligthart in de Raad van Commissarissen en het Audit Committee van de Vennootschap en tevens als commissaris bij andere toonaangevende beursgenoteerde vennootschappen. De Raad van Bestuur ondersteunt ten volle de voordracht van de heer L.J.A.M. Ligthart als Commissaris van de Vennootschap.

De heer L.J.A.M. Ligthart heeft de Nederlandse nationaliteit, werd geboren op 18 november 1938, is doctorandus van de Universiteit van Tilburg en gradueerde in Economie aan het Europacollege. Hij vervulde verschillende managementfuncties bij DSM waar hij van 1988 tot aan zijn pensionering in 2001 lid was van de Raad van Bestuur, laatstelijk als Vice-Voorzitter. De heer L.J.A.M. Ligthart is tevens Voorzitter van de Raad van Commissarissen van Hoek Loos N.V. en van Nutreco Nederland B.V. Hij is tevens lid van de Raad van Commissarissen van IHC Caland N.V., Royal P&O Nedlloyd N.V. en van Budelpack N.V. Voorts is hij Voorzitter van de Stichting Administratiekantoor Frans Maas en Bestuurslid van de Stichting Preferente Aandelen Buhrmann en van de Mijnraad.

De heer L.J.A.M. Ligthart bezit geen aandelen in de Vennootschap.

9.3 Benoeming van de heer J.A.J. Vink als Commissaris van de Vennootschap

De Raad van Commissarissen heeft besloten aan de Algemene Vergadering, conform artikel 14.5 van de statuten van de Vennootschap, een niet bindende voordracht te doen om de heer J.A.J. Vink te benoemen als Commissaris van de Vennootschap voor een hernieuwbare termijn van vier jaar, verstrijkend op de Algemene Vergadering van Aandeelhouders van 2009. Indien de Algemene Vergadering de heer J.A.J. Vink benoemt tot Commissaris, zal de heer J.A.J. Vink tevens deel uitmaken van een van de commissies.

De heer J.A.J. Vink neemt op 1 mei 2005 afscheid als Voorzitter van de Raad van Bestuur van CSM na een loopbaan van 22 jaar bij dit voedingsmiddelenbedrijf. De heer J.A.J. Vink is tevens lid van de Raad van Toezicht van Wageningen Universiteit en Research Centrum, Vice-Voorzitter van de Raad van Commissarissen van Sovion N.V. en lid van de Raad van Commissarissen van Wegener N.V.

De heer J.A.J. Vink werd geboren op 30 mei 1947 en heeft de Nederlandse nationaliteit. Hij studeerde Organische Chemie aan de Rijksuniversiteit Leiden en promoveerde in 1972 in de Wiskunde en Natuurwetenschappen. In 1974 trad hij in dienst van voedingsmiddelenbedrijf Wessanen waarna in 1983 de overstap werd gemaakt naar CSM.

De Raad van Commissarissen is van mening dat de ervaring van de heer J.A.J. Vink als Voorzitter van de Raad van Bestuur van een beursgenoteerd bedrijf in de voedingssector uitstekend aansluit bij het door de Raad van Commissarissen gehanteerde profiel en de Raad zal toelaten te genieten van de waardevolle bijdrage van de heer J.A.J. Vink bij zijn functioneren. De Raad van Bestuur ondersteunt ten volle de voordracht van de heer J.A.J. Vink als Commissaris van de Vennootschap.



AGENDA

Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op 19 mei 2005, aanvang 14.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2004

3. Verslag van de Raad van Bestuur over het boekjaar 2004

4. Jaarrekening 2004
   - 4.1 Vaststelling van de jaarrekening
   - 4.2 Voorstel tot uitkering van dividend (zie toelichting)
   - 4.3 Decharge van de Raad van Bestuur voor het gevoerde beleid
   - 4.4 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

5. Corporate Governance (zie toelichting)
   - 5.1 Corporate Governance: samenvatting van het beleid zoals toegelicht op de AVA van 2004
   - 5.2 Beleid inzake bezoldiging van de Raad van Bestuur: vaststelling van een wijziging ten aanzien van het op de AVA van 2004 goedgekeurde beleid
   - 5.3 Goedkeuring van de toekenning van prestatiegebonden aandelen en prestatiegebonden opties
   - 5.4 Remuneratie van de Raad van Commissarissen

6. Benoeming van KPMG Accountants N.V. als externe accountant (zie toelichting)

7. Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten (zie toelichting)
   - 7.1 Voorstel tot machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden
   - 7.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

8. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden (zie toelichting)

9. Samenstelling van de Raad van Commissarissen (zie toelichting)
   - 9.1 Aftreden van de heer S. Rennemo als Commissaris van de Vennootschap
   - 9.2 Het periodiek aftreden van de heer L.J.A.M. Ligthart als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming
   - 9.3 Benoeming van de heer J.A.J. Vink als Commissaris van de Vennootschap

10. Mededelingen en rondvraag

11. Sluiting

TOELICHTING OP AGENDAPUNT 4.2

Voorstel tot uitkering van dividend

Conform het dividendbeleid zoals toegelicht en besproken op de AVA van 2004 wordt een dividend voorgesteld van EUR 0,53 per gewoon aandeel. Dit komt overeen met een uitkeringspercentage van 35% (2003: 35%) over het in de periode van 1 januari 2004 tot en met 31 december 2004 gerealiseerde nettoresultaat toekomend aan de houders van gewone aandelen exclusief de boekwinst gemaakt door de verkoop van Hendrix Meat Group ter waarde van EUR 20,5 miljoen. Na aftrek van het in augustus 2004 uitgekeerde interimdividend van EUR 0,14 bedraagt het slotdividend EUR 0,39 per gewoon aandeel.

Conform artikel 28.2 van de statuten stelt de Raad van Bestuur met goedkeuring van de Raad van Commissarissen voor het dividend, naar keuze van de aandeelhouders, hetzij in contanten, hetzij in de vorm van gewone aandelen in het kapitaal van de Vennootschap uit te keren.

De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 19 mei 2005 na beurs worden vastgesteld op basis van de slotkoers van die dag. De waarde van het slotdividend in gewone aandelen zal gelijk zijn aan die van het contante dividend. De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2005 en volgende boekjaren.

TOELICHTING OP AGENDAPUNT 5

Corporate Governance

5.1 Corporate Governance: samenvatting van het beleid zoals toegelicht op de AVA van 2004

Verwezen wordt naar het Corporate Governance hoofdstuk in het Jaarverslag 2004 op blz. 48 t/m 59 met toelichting over het beleid inzake Corporate Governance aan de hand van de best practices uit de Nederlandse Corporate Governance Code.

5.2 Beleid inzake bezoldiging van de Raad van Bestuur: vaststelling van een wijziging ten aanzien van het op de AVA van 2004 goedgekeurde beleid

Het beleid inzake de bezoldiging van de Raad van Bestuur werd besproken en vastgesteld op de AVA van 2004. Op de AVA van 19 mei 2005 wordt de goedkeuring gevraagd voor de volgende wijziging:
- wijziging van het pensioenstelsel voor de leden van de Raad van Bestuur van een eindloonstelsel naar een stelsel met een vaste bijdrage, waarbij 2/3 van de premie betaalbaar is door de Vennootschap en 1/3 door de leden van de Raad van Bestuur zelf wordt betaald.

5.3 Goedkeuring regeling prestatiegebonden aandelen en prestatiegebonden opties

De toelichting op uitgegeven, uitgeoefende en vervallen opties staat vermeld op blz. 89 t/m 92 van het Jaarverslag 2004. Conform het beleid goedgekeurd op de AVA van 2004 werd aan de leden van de Raad van Bestuur in februari 2005 eenzelfde aantal prestatiegebonden aandelen en opties toegekend als in 2004.
Aangezien in de door de Vennootschap gehanteerde peer groups bedrijven niet langer beursgenoteerd zijn worden de volgende wijzigingen voorgesteld:
- peer group basissalariëring: Vendex KBB en KLM worden vervangen door Océ en IHC Caland
- peer group prestatiegebonden aandelen en opties: Vendex KBB wordt vervangen door Stork.

5.4 Remuneratie van de Raad van Commissarissen

De toelichting op de remuneratie van de Raad van Commissarissen in 2004 is opgenomen in het Jaarverslag 2004 op blz. 80. Voor het jaar 2005 worden de volgende aanpassingen voorgelegd ter goedkeuring:

Raad van Commissarissen	Voorzitter:	EUR 41.000 per jaar vanaf 2005
	Leden:	EUR 30.000 per jaar vanaf 2005
Audit Committee	Voorzitter:	EUR 10.000 per jaar vanaf 2005
	Leden:	EUR 7.500 per jaar vanaf 2005
Remuneration Committee	Voorzitter:	EUR 7.500 per jaar vanaf 2005
	Leden:	EUR 5.000 per jaar vanaf 2005

Prestaties verricht als Voorzitter c.q. lid van de Selectie- en Benoemingscommissie worden niet separaat vergoed.

TOELICHTING OP AGENDAPUNT 6

Benoeming van KPMG Accountants N.V. als externe accountant

Conform het aangenomen beleid om de benoeming van de externe accountant jaarlijks aan de Algemene Vergadering van Aandeelhouders voor te leggen, wordt voorgesteld om KPMG Accountants N.V. te benoemen als externe accountant van de Vennootschap voor een duur verstrijkend direct na afloop van de Algemene Vergadering van Aandeelhouders van 2006.

TOELICHTING OP AGENDAPUNT 7

Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten

7.1 Voorstel tot machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 8 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om te besluiten tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen, om de Raad van Bestuur in staat te stellen om tijdig en op een flexibele manier te reageren met betrekking tot de financiering van de Vennootschap. Voor de uitgifte van gewone aandelen wordt de bevoegdheid beperkt tot 10% van de uitstaande gewone aandelen ten tijde van de machtiging, welk percentage wordt verhoogd tot 20% in geval van fusie of acquisitie.
De duur van de gevraagde machtiging is 18 maanden conform de huidige praktijk van Corporate Governance, beginnend na goedkeuring van het voorgestelde besluit.

7.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 9 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot het beperken of uitsluiten van voorkeursrecht, conform artikel 96, Boek 2 van het Burgerlijk Wetboek. In overeenstemming met het voorstel onder 7.1 is de aanwijzing beperkt tot een periode van 18 maanden. Voor dit voorstel is een meerderheid van ten minste twee derden van de uitgebrachte stemmen vereist indien minder dan 50% van het geplaatst kapitaal ter vergadering vertegenwoordigd is. Indien de helft of meer vertegenwoordigd is, volstaat een gewone meerderheid.

TOELICHTING OP AGENDAPUNT 8

Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 10 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om, na goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98, Boek 2 van het Burgerlijk Wetboek, gewone aandelen vertegenwoordigende maximaal 10% van het geplaatste aandelenkapitaal van de Vennootschap te verkrijgen voor een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door Euronext Amsterdam N.V. gehouden Effectenbeurs gedurende de vijf handelsdagen voorafgaande aan die verkrijging. Deze machtiging tot inkoop geeft de Raad van Bestuur, met goedkeuring van de Raad van Commissarissen, de flexibiliteit om verplichtingen na te komen betreffende aandelen gerelateerde beloningsplannen of anderszins.
De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit.

TOELICHTING OP AGENDAPUNT 9

Samenstelling van de Raad van Commissarissen

9.1 Aftreden van de heer S. Rennemo als Commissaris van de Vennootschap

Conform de mededeling gedaan op de Buitengewone Algemene Vergadering van Aandeelhouders van 21 december 2004 in verband met de vorming van een gezamenlijke onderneming van de Nutreco Aquaculture activiteiten inzake viskweek, visverwerking, distributie en verkoop met de Stolt Sea Farm activiteiten van Stolt-Nielsen S.A. zal de heer S. Rennemo op de AVA van 19 mei 2005 aftreden als Commissaris van de Vennootschap om het voorzitterschap op zich te nemen van de Raad van Commissarissen van Marine Harvest N.V. De Raad van Commissarissen hecht er aan de heer S. Rennemo oprecht te danken voor de bijzonder waardevolle bijdrage die hij heeft geleverd aan de werking van de Raad van Commissarissen en van het Audit Committee.

9.2 Het periodiek aftreden van de heer L.J.A.M. Ligthart als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming

De heer L.J.A.M. Ligthart, Vice-Voorzitter van de Raad van Commissarissen, werd tot Commissaris herbenoemd op de Algemene Vergadering van Aandeelhouders van 10 mei 2001 en zijn mandaat verstrijkt per deze Algemene Vergadering van Aandeelhouders. De heer L.J.A.M. Ligthart heeft de Raad van Commissarissen medegedeeld zich herbenoembaar te stellen en de Raad van Commissarissen heeft besloten aan de Algemene Vergadering, conform artikel 14.5 van de statuten van de Vennootschap, een niet bindende voordracht te doen om de heer L.J.A.M. Ligthart te herbenoemen als Commissaris van de Vennootschap voor een nieuwe en tevens laatste termijn van vier jaar, verstrijkend op de Algemene Vergadering van Aandeelhouders van 2009. Indien de Algemene Vergadering de heer L.J.A.M. Ligthart benoemt tot Commissaris conform dit voorstel, zal de Raad van Commissarissen de heer L.J.A.M. Ligthart opnieuw tot Vice-Voorzitter van de Raad van Commissarissen verkiezen. De Raad van Commissarissen hecht er groot belang aan verder een beroep te kunnen doen op de ruime ervaring van de heer L.J.A.M. Ligthart in de Raad van Commissarissen en het Audit Committee van de Vennootschap en tevens als commissaris bij andere toonaangevende beursgenoteerde vennootschappen. De Raad van Bestuur ondersteunt ten volle de voordracht van de heer L.J.A.M. Ligthart als Commissaris van de Vennootschap.

De heer L.J.A.M. Ligthart heeft de Nederlandse nationaliteit, werd geboren op 18 november 1938, is doctorandus van de Universiteit van Tilburg en gradueerde in Economie aan het Europacollege. Hij vervulde verschillende managementfuncties bij DSM waar hij van 1988 tot aan zijn pensionering in 2001 lid was van de Raad van Bestuur, laatstelijk als Vice-Voorzitter. De heer L.J.A.M. Ligthart is tevens Voorzitter van de Raad van Commissarissen van Hoek Loos N.V. en van Nutreco Nederland B.V. Hij is tevens lid van de Raad van Commissarissen van IHC Caland N.V., Royal P&O Nedlloyd N.V. en van Budelpack N.V. Voorts is hij Voorzitter van de Stichting Administratiekantoor Frans Maas en Bestuurslid van de Stichting Preferente Aandelen Buhrmann en van de Mijnraad.

De heer L.J.A.M. Ligthart bezit geen aandelen in de Vennootschap.

9.3 Benoeming van de heer J.A.J. Vink als Commissaris van de Vennootschap

De Raad van Commissarissen heeft besloten aan de Algemene Vergadering, conform artikel 14.5 van de statuten van de Vennootschap, een niet bindende voordracht te doen om de heer J.A.J. Vink te benoemen als Commissaris van de Vennootschap voor een hernieuwbare termijn van vier jaar, verstrijkend op de Algemene Vergadering van Aandeelhouders van 2009. Indien de Algemene Vergadering de heer J.A.J. Vink benoemt tot Commissaris, zal de heer J.A.J. Vink tevens deel uitmaken van een van de commissies.

De heer J.A.J. Vink neemt op 1 mei 2005 afscheid als Voorzitter van de Raad van Bestuur van CSM na een loopbaan van 22 jaar bij dit voedingsmiddelenbedrijf. De heer J.A.J. Vink is tevens lid van de Raad van Toezicht van Wageningen Universiteit en Research Centrum, Vice-Voorzitter van de Raad van Commissarissen van Sovion N.V. en lid van de Raad van Commissarissen van Wegener N.V.

De heer J.A.J. Vink werd geboren op 30 mei 1947 en heeft de Nederlandse nationaliteit. Hij studeerde Organische Chemie aan de Rijksuniversiteit Leiden en promoveerde in 1972 in de Wiskunde en Natuurwetenschappen. In 1974 trad hij in dienst van voedingsmiddelenbedrijf Wessanen waarna in 1983 de overstap werd gemaakt naar CSM.

De Raad van Commissarissen is van mening dat de ervaring van de heer J.A.J. Vink als Voorzitter van de Raad van Bestuur van een beursgenoteerd bedrijf in de voedingssector uitstekend aansluit bij het door de Raad van Commissarissen gehanteerde profiel en de Raad zal toelaten te genieten van de waardevolle bijdrage van de heer J.A.J. Vink bij zijn functioneren. De Raad van Bestuur ondersteunt ten volle de voordracht van de heer J.A.J. Vink als Commissaris van de Vennootschap.

De heer J.A.J. Vink bezit geen aandelen in de Vennootschap.

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

(free translation)

NUTRECO HOLDING N.V.

2004 Dividend

At the Annual General Meeting of Shareholders, held on 19 May 2005, the dividend due to holders of ordinary shares for the 2004 financial year was fixed at EUR 0.53 per share. After deduction of the interim dividend of EUR 0.14, which was paid out in August 2004, the final dividend amounts to EUR 0.39 per ordinary share.

The final dividend can be paid out either entirely in cash, after deduction of 25% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve. Payment in ordinary shares is exempt from Dutch dividend taxes.

On 19 May 2005, based on the closing of Euronext Amsterdam (EUR 26.55), the Executive Board has determined that 68 dividend rights grant the right to 1 new ordinary share (1/68 share represents a value of EUR 0.39, which is equal to the gross final dividend in cash of EUR 0.39 per ordinary share).

Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

23 May 2005:	ex dividend quotation;
24 May – 7 June 2005:	decision period;
14 June 2005:	dividend payment in cash and delivery of ordinary shares.

Shareholders wishing to receive payment of the final dividend in ordinary shares should make their choice known via their bank or broker to Rabo Securities N.V., Amstelplein 1, Amsterdam (325ISS2 – fax number +31 20 460 4999). If no choice is made known the final dividend will be paid out to shareholders in cash, after deduction of 25% dividend tax. Delivery of shares will only be made on the basis of the total number of dividend rights delivered, where any remaining fraction of one ordinary share will be paid out in cash.

Upon conversion of dividend rights in the period up to and including 7 June 2005 a commission will be paid to the institutions admitted to the Euronext Amsterdam in accordance with the overview of Rabo Securities N.V., so that this conversion can take place free of commission-charges to the holders.

Amersfoort, 20 May 2005

The Executive Board


nutreco

NUTRECO HOLDING N.V.

DIVIDEND 2004

In de op 19 mei 2005 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders is het dividend over het boekjaar 2004, toekomend aan houders van gewone aandelen, vastgesteld op EUR 0,53 per aandeel. Na aftrek van het in augustus 2004 uitgekeerde interimdividend van EUR 0,14 bedraagt het slotdividend EUR 0,39 per gewoon aandeel.

Het slotdividend wordt naar keuze uitgekeerd geheel in contanten, onder aftrek van 25% dividendbelasting, dan wel in gewone aandelen ten laste van de belastingvrije agioreserve. De uitkering in gewone aandelen is vrij van Nederlandse dividendbelasting.

Op 19 mei 2005 na sluiting van Euronext Amsterdam is, op basis van de slotkoers van die dag, door de Raad van Bestuur vastgesteld dat 68 dividendrechten recht geven op 1 nieuw gewoon aandeel (1/68 gewoon aandeel vertegenwoordigt een waarde van EUR 0,39 hetgeen gelijk is aan het bruto slotdividend in contanten van EUR 0,39 per gewoon aandeel).

De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2005 en volgende boekjaren.

Op Euronext Amsterdam zal geen handel in dividendrechten plaatsvinden.

Het volgende tijdschema is van toepassing:

23 mei 2005:	ex-dividendnotering
24 mei t/m 7 juni 2005:	keuzeperiode
14 juni 2005:	betaalbaarstelling dividend in contanten en levering van gewone aandelen

Aandeelhouders die de uitkering van het slotdividend in gewone aandelen wensen te ontvangen dienen hun keuze via hun bank of commissionair kenbaar te maken bij Rabo Securities N.V., Amstelplein 1 te Amsterdam (325ISS2 – faxnr. 020 460 4999). Bij het uitblijven van een keuze wordt het slotdividend in contanten, onder aftrek van 25% dividendbelasting, aan aandeelhouders uitgekeerd. Levering van aandelen zal uitsluitend geschieden op basis van het totale aantal geleverde dividendrechten, waarbij de eventueel resterende fractie van één gewoon aandeel wordt uitgekeerd in contanten.

Bij omwisseling van dividendrechten in de periode tot en met 7 juni 2005 zal aan tot Euronext Amsterdam toegelaten instellingen de provisie conform het overzicht van Rabo Securities N.V. worden vergoed, zodat bedoelde omwisseling in genoemde periode voor de houders vrij van provisie kan plaatsvinden.

Amersfoort, 20 mei 2005

De Raad van Bestuur

VALUE STOCK DIVIDEND NUTRECO HOLDING 1 SHARE FOR 68

Nutreco Holding N.V. announces that the amount of the stock dividend has been determined. This will amount to 1 new ordinary share for every 68 existing ordinary shares. Based on the closing price of 19 May 2005 of EUR 26.55, 1/68th share represents a value of EUR 0.39, which is equal to the gross final dividend in cash of EUR 0.39 per ordinary share.

The payment of the final dividend in cash and the delivery of ordinary shares will take place on 14 June 2005.

Nutreco Holding N.V. is an international company in the animal nutrition and fish feed markets, where it seeks to create added value through its knowledge of the food chains. The company has a selective presence in various stages of the fish and meat production chains. It has eight Business Groups, each comprising several Business Units, with over approximately 80 production and processing plants in 22 countries and approximately 8,000 employees.

Nutreco's net sales in 2004 were EUR 3,857.6 million. It is quoted on the Official Segment of the Euronext stock exchange (Amsterdam) and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Frank van Ooijen
Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 61 41
Mobile: +31 6 55 34 00 12


SEC MAIL
PROCESSING
RECEIVED
JUN 1 0 2005
WASH., D.C.
192
SECTION

02/05/2005

NUTRECO HOLDING N.V. AND STOLT-NIELSEN S.A. COMPLETE MERGER OF FISH FARMING ACTIVITIES IN STAND-ALONE MARINE HARVEST

Nutreco Holding N.V. and Stolt-Nielsen S.A. announced the completion of the merger of the worldwide fish farming, processing and marketing & sales operations into a stand-alone business entity Marine Harvest. Nutreco will take a 75% share in the new company and Stolt-Nielsen 25%. The signing by both parties of a Memorandum of Understanding for the merger was announced on 13 September 2004.

Nutreco Holding N.V. is an international company in the animal nutrition and fish feed markets, where it seeks to create added value through its knowledge of the food chains. The company has a selective presence in various stages of the fish and meat production chains. It has eight Business Groups, each comprising several Business Units, with over approximately 80 production and processing plants in 22 countries and approximately 8,000 employees.

Nutreco's net sales in 2004 were EUR 3,857.6 million. It is quoted on the Official Segment of the Euronext stock exchange (Amsterdam) and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

Voor meer informatie:
Sigrid van Amerongen
Corporate Communications Manager
Telephone: +31 33 422 61 40
Mobile: +31 6 51 32 76 39

29/04/2005

JAAP VINK NOMINATED FOR MEMBERSHIP SUPERVISORY BOARD NUTRECO HOLDING N.V.

Nutreco Holding N.V. announces that Jaap Vink (57) will be proposed for appointment to the Supervisory Board of Nutreco at the Annual General Meeting of Shareholders on 19 May 2005.

Jaap Vink will be resigning as Chairman of the Board of CSM on 1 May 2005 after a career of 22 years with the food ingredients group. He is also a member of the *Supervisory Committee of Wageningen University and Research Centre, Vice-Chairman of the Supervisory Board of Sovion N.V. and member of the Supervisory Board of* Wegener N.V. He will be taking the position of Svein Rennemo in Nutreco's Supervisory Board, who has been appointed Chairman of the Supervisory Board of the stand-alone business entity Marine Harvest.

Jaap Vink studied organic chemistry at Leiden University, where he completed a PhD in mathematics and natural sciences in 1972. He joined the food ingredients group Wessanen in 1974 and subsequently moved to CSM in 1983.

Nutreco Holding N.V. is an international company in the animal nutrition and fish feed markets, where it seeks to create added value through its knowledge of the food chains. The company has a selective presence in various stages of the fish and meat production chains. It has eight Business Groups, each comprising several Business Units, with over 120 production and processing plants in 22 countries and approximately 12,400 employees.

Nutreco's net sales in 2004 were EUR 3,857.6 million. It is quoted on the Official Segment of the Euronext stock exchange (Amsterdam) and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Frank van Ooijen
Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 61 40
Mobile: +31 6 55 34 00 12

NUTRECO REACHES AGREEMENT IN PRINCIPLE ON THE SALE OF ITS 50% SHARE IN HENDRIX POULTRY BREEDERS TO BOVANS BEHEER

Nutreco Holding N.V. has signed an agreement in principle to sell its 50% share in the joint venture Hendrix Poultry Breeders to its partner Bovans Beheer B.V.
Completion of the deal is expected in the 2nd quarter of 2005. The transaction will generate a book profit for Nutreco of approximately EUR 8 million.

Hendrix Poultry Breeders (HPB) is an egg layer breeding company based in Boxmeer, the Netherlands, and has 55 employees. The joint venture was established in 1998 and is part of Euribrid, Nutreco's breeding business. HPB is fully consolidated.

Besides HPB, Euribrid consists of three other breeding operations: broilers (Hybro), turkeys (Hybrid) and pigs (Hypor). Euribrid realised total net sales over 2004 of EUR 81 million. The sale of Nutreco's shareholding in HPB allows Euribrid to focus fully on its remaining breeding businesses, with which it holds significant market positions.

The sale of the shareholding in HPB fits within the framework of Nutreco's 'Rebalancing for Growth' strategy, which was announced in November 2004. The company aims to reduce further its financial exposure to the earnings volatility of its foods business.

Bovans Beheer B.V. is owned by the Hendrix family. It is based in Ospel, the Netherlands, and has operations in different stages of the layer sector.

Nutreco Holding N.V. is an international company in the animal nutrition and fish feed markets, where it seeks to create added value through its knowledge of the food chains. The company has a selective presence in various stages of the fish and meat production chains. It has eight Business Groups, each comprising several Business Units, with over 120 production and processing plants in 22 countries and approximately 12,400 employees.

Nutreco's net sales in 2004 were EUR 3,857.6 million. It is quoted on the Official Segment of the Euronext stock exchange (Amsterdam) and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Frank van Ooijen
Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 61 40
Mobile: +31 6 55 34 00 12


United States Securities
and Exchange Commission
Washington, D.C. 20549
Filing pursuant to Rule 12g3-2(b)
ISSUER
Nutreco Holding N.V.
FILE NO.
82- 4927


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
192
SECTION

BRUSSELS GIVES THE GREEN LIGHT FOR MERGER OF NUTRECO'S MARINE HARVEST AND STOLT SEA FARM

EU Competition authorities in Brussels have granted approval to the proposed merger of fish farming, processing and marketing & sales operations of Nutreco Holding N.V. and Stolt-Nielsen S.A. The Memorandum of Understanding between the two companies was announced in September 2004. Official closing of the transaction is expected in due time.

The new, independent company Marine Harvest will employ over 6,000 people worldwide and will be headed by CEO Hans den Bieman. The head office will be in Amersfoort, the Netherlands. Nutreco will take a 75% share in Marine Harvest and Stolt-Nielsen a 25% share. Marine Harvest will incorporate annual sales of approximately EUR 850 million in salmon, cod, halibut, tilapia and other farmed fish.

The establishment of a stand-alone, independently financed Marine Harvest is fully in line with Nutreco's previously announced strategy 'Rebalancing for Growth'. This strategy puts a clear focus on the growth of Nutreco's animal nutrition and fish feed business and the reduction of financial exposure to the earnings volatility of its food business.

Nutreco Holding N.V. is an international company in the animal nutrition and fish feed markets, where it seeks to create added value through its knowledge of the food chains. The company has a selective presence in various stages of the fish and meat production chains. It has eight Business Groups, each comprising several Business Units, with over 120 production and processing plants in 22 countries and approximately 12,400 employees.

Nutreco's net sales in 2004 were EUR 3,857.6 million. It is quoted on the Official Segment of the Euronext stock exchange (Amsterdam) and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Frank van Ooijen
Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 61 40
Mobile: +31 6 55 34 00 12

United States Securities and Exchange Commission Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927


SEC MAIL
RECEIVED
PROCESSING
2005
WASH., D.C.
192
SECTION

NUTRECO'S FISH FEED JOINT VENTURE IN JAPAN ACQUIRES KIRIN FEED

Nutreco's Japanese joint venture Yamaha Nutreco Aquatech (YNA) has acquired all shares in Kirin Feed, a subsidiary of Kirin Beer Co. in Japan. Kirin Feed markets fish feed for yellowtail, sea bream, eel and other farmed fish with a total volume in 2004 of 20,000 tonnes and sales of EUR 20 million. With this transaction YNA will strengthen its competitive position on the Japanese fish feed market.

YNA's newly appointed general manager Rik van Westendorp: "We are currently seeing consolidation in the fish feed business in Japan. This is perfect timing for bundling our strengths. The combination of Kirin Feed and YNA fish feed operations will give the company the required scale to further optimise our customer service and operational efficiency."

YNA was established in 1998 by Nutreco and Yamaha Motor Company, each holding 50%, and is based in the city of Fukuoka on Kyushu Island. More than 80% of YNA's fish feed specialities is produced locally by third party toll millers.

The expansion of the fish feed activities in Japan fits within the framework of Nutreco's strategy 'Rebalancing for Growth' which was announced in November last year. The focus Nutreco's activities and invested capital is shifting towards its worldwide animal nutrition fish feed businesses, which achieved sales of approximately EUR 2 billion in 2004.

Nutreco Holding N.V. is an international company in the animal nutrition and fish feed markets, where it seeks to create added value through its knowledge of the food chains. The company has a selective presence in various stages of the fish and meat production chains. It has eight Business Groups, each comprising several Business Units, with over 120 production and processing plants in 22 countries and approximately 12,400 employees.

Nutreco's net sales in 2004 were EUR 3,857.6 million. It is quoted on the Official Segment of the Euronext stock exchange (Amsterdam) and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Sigrid van Amerongen
Corporate Communications Manager, Nutreco Holding N.V.
Telephone: +31 33 422 61 45
Mobile: +31 6 51 32 76 39

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH. D.C.
192
SECTION

NUTRECO SIGNS A EUR 550 MILLION REVOLVING CREDIT FACILITY

Click here to read the pressrelease - PDF (70 Kb)

Nutreco Holding N.V. has signed a new five-year EUR 550 million revolving credit and guarantee facility. This new facility replaces Nutreco's existing revolving credit facility which would have matured in June 2006. The new facility assures access to liquidity, giving the company additional financial flexibility.

The conditions of this facility reflect Nutreco's improved credit fundamentals. With this facility Nutreco takes full advantage of the current favourable conditions in the credit market.

In November 2004 Nutreco announced its 'Rebalancing for Growth' strategy which will put the company in the position to regain solid profit growth, reduce earnings volatility and improve the return on invested capital. The focus of Nutreco's activities and invested capital is shifting towards its worldwide animal nutrition and fish feed businesses, which achieved sales of EUR 2 billion in 2004. Nutreco will hold selective downstream positions in the food chain, with the explicit objective of achieving market leadership.

The refinancing of Nutreco and the arrangement of a new credit facility is part of the action plan 2005 resulting from the 'Rebalancing for Growth' strategy. This action plan was announced at the annual results on 17 February 2005.

ABN AMRO, ING Bank and Rabobank were mandated as arrangers. The facility is supported by an international group of relationship banks. The facility was launched at EUR 450 million, *well oversubscribed and subsequently increased to EUR 550 million.*

Nutreco Holding N.V. is an international company in the animal nutrition and fish feed markets, where it seeks to create added value through its knowledge of the food chains. The company has a selective presence in various stages of the fish and meat production chains. It has eight Business Groups, each comprising several Business Units, with over 120 production and processing plants in 22 countries and approximately 12,400 employees.

Nutreco's net sales in 2004 were EUR 3,857.6 million. It is quoted on the Official Segment of the Euronext stock exchange (Amsterdam) and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Mr F.A.C. (Frank) van Ooijen
Director Corporate Communications Nutreco Holding N.V.
Telephone: +31 33 422 61 41
mobile: +31 6 55 34 00 12

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 17 February 2005

NUTRECO ACHIEVES HIGHER RESULTS IN 2004, DUE TO BOOK PROFIT HMG

Strategic choices form solid base for further growth

- Good performance animal nutrition business and fish feed
- Disappointing results salmon, poultry and pork
- Significant progress made with 'Rebalancing for Growth' strategy
- Agenda set for 2005

Key figures
(in millions of euros)

	2004	2003*	Change
Net sales	3,857.6	3,674.3	5.0%
EBITA	121.4	117.8	3.1%
EBIT	114.5	105.6	8.4%
Net income	76.9	56.0	37.3%
Earnings per ordinary share before amortisation of goodwill and impairment	2.33	1.91	22.0%
Dividend per ordinary share	0.53	0.53	-

** The comparative figures for 2003 have been adjusted for impairment of goodwill, concessions and non-consolidated companies, including tax effect (EUR 193.1 million).*

Wout Dekker, Nutreco's CEO explains, "2004 was characterised by tough market conditions. We countered this through effective restructuring, a strong focus on cash flow and a strategic reorientation of Nutreco. Last year we created the basis for the new Nutreco, with its focus on animal nutrition and fish feed. We are pleased that 2004 in which we worked so hard to secure the future of our business, ended well. At the Extraordinary General Meeting held on 21 December 2004 our shareholders gave their unanimous support for the joint venture between Marine Harvest and Stolt Sea Farm.
And just before the year-end, we were able to conclude the sale of the Hendrix Meat Group and to generate a book profit. Herewith we created a solid base for further growth in our core businesses."



>>

2004 – a year of strategic choices

Wout Dekker : "The year 2004 was a year in which we had to make strategic choices. We chose to focus mainly on the attractive sectors of animal nutrition and fish feed. R&D-driven product innovation, quality and food safety have enabled us to rise to the sixth place in the world league of animal nutrition businesses. "

The 'Rebalancing for Growth' strategic plan puts Nutreco in the position to regain solid profit growth, reduce earnings volatility and improve the return on invested capital. The focus of the group's activities and of its invested capital is shifting towards Nutreco's worldwide animal nutrition and fish feed activities, which achieved sales of EUR 2 billion in 2004. Nutreco will hold selective downstream positions in the food chain, with the explicit objective of achieving market leadership. Food production chain expertise, quality control and food safety will continue to be priorities.

The first significant strategic step in the 'Rebalancing for Growth' plan was the merger of the worldwide fish farming, processing, marketing and sales activities of Nutreco's subsidiary Marine Harvest with the fish farming activities of Stolt-Nielsen S.A. to create a stand-alone, independently funded company. This transaction is expected to be completed in the first half of 2005, following regulatory approval. The second strategic step came at the end of 2004, when the group sold pork processor Hendrix Meat Group (1,100 employees) to Sovion, generating a book profit of EUR 20.5 million.

Financial results for 2004

Net sales for 2004 amounted to EUR 3,857.6 million, an increase of 5.0% compared with 2003. This rise was primarily related to better prices in the animal nutrition activities and to volume effects in fish farming. Nutreco Agriculture's sales rose by 6.1% to EUR 2,680.0 million, mainly reflecting higher sales of compound feeds, but with other activities also achieving higher sales than in 2003. Aquaculture's sales rose by 2.6% to EUR 1,177.6 million, the net result of a 12.3% increase in fish farm sales and a fall of 5.5% in salmon feed sales.

The operating result before amortisation of goodwill (EBITA) rose by 3.1% from EUR 117.8 million in 2003 to EUR 121.4 million in 2004, one contributory factor being the book profit of EUR 20.5 million on the sale of Nutreco's pork processing activities (Hendrix Meat Group). The operating result also includes a net exceptional gain of EUR 8.0 million attributable to Nutreco Agriculture, comprising a gain of EUR 11.0 million in the first half of 2004 resulting from agreements reached with suppliers on delivery conditions and alliances, less a provision of EUR 3.0 million to cover the cost of restructuring the poultry activities in Catalunya, Spain. The net exceptional gain in 2003 amounted to EUR 13.0 million. Excluding exceptional items, the operating result fell by 11.4% from EUR 104.8 million to EUR 92.9 million.

The operating result after amortisation of goodwill (EBIT) rose by 8.4% from EUR 105.6 million to EUR 114.5 million.

Interest and taxation

Net financial income and charges fell by 8.3% from EUR 30.2 million to EUR 27.7 million reflecting a decrease in the average interest rate.

The effective tax rate, excluding the book profit on the sale of Hendrix Meat Group, decreased from 19.2% to 16.0%.

Net income

Nutreco achieved net income in the 2004 financial year of EUR 76.9 million, up 37.3% on the net income before impairment of goodwill, concessions and non-consolidated companies (including the tax effect) of EUR 56.0 million recorded in 2003. The 2003 result after impairment was a net loss of EUR 137.1 million.

Net earnings per ordinary share before amortisation of goodwill rose by 22.0% from EUR 1.91 to EUR 2.33, while the figure after amortisation of goodwill increased to EUR 2.13 from EUR 1.54 in 2003.

>>

Cash flow
Net cash from business operations fell by EUR 5.4 million to EUR 200.4 million. Excluding the book profit of EUR 20.5 million on the sale of Hendrix Meat Group, net cash from business operations totalled EUR 179.9 million, mainly due to lower income from operations and a higher usage of provisions. The movement in working capital, on the other hand, was EUR 1.2 million positive compared with 2003, largely because the lower level of receivables more than offset the rise in stocks. The latter rise was primarily the result of increases in stocks of farmed fish other than salmon.

Investments in fixed assets in 2004 totalled EUR 98.5 million, compared with EUR 66.9 million in 2003. Free cash flow before acquisitions amounted to EUR 47.3 million, compared with EUR 76.7 million in 2003.

Acquisitions and divestments in 2004 generated cash inflow of EUR 42.9 million, compared with a cash outflow of EUR 47.1 million in 2003, most of which resulted from the sale of Hendrix Meat Group. Nutreco also increased, amongst others, its interests in companies in Asia and Latin America.

Nutreco Aquaculture
Nutreco Aquaculture's operating result (EBITA) was EUR 40.8 million, 1.7% down on the normalised 2003 result of EUR 41.5 million, largely due to an operating loss in Canada. An increased supply of salmon products from Chile and a temporary reduction in demand on the American market resulted in US salmon prices falling to below their 2003 level.

Although results of the salmon farming activities in Europe benefited substantially from the restructuring carried out in recent years, the cost savings were not enough to restore profitability to a satisfactory level. The average price in euros for Norwegian salmon was approximately 7% above the 2003 figure.

The operating result recorded by the fish feed activities was good, albeit slightly lower than in 2003. Margins came under some pressure, primarily related to overcapacity in the market and increased price competition, producing a slightly lower result on salmon feed activities than in 2003. The result generated by Nutreco's fish feed activities for species other than salmon was close to the 2003 figure, but sales of feed for sea bass and sea bream in the Mediterranean region were higher.

Nutreco Agriculture
Nutreco Agriculture's operating result (EBITA) amounted to EUR 77.0 million, which was 22.2% higher than in 2003. Adjusted for exceptional items, EBITA in 2004 was down 12.0% to EUR 69.0 million (2003: EUR 78.4 million), mainly due to disappointing results in pork processing but also due to lower results of the poultry activities in Spain and the Benelux which suffered especially from high feed prices.

The European market for pork products is consolidating at a rapid pace. As it is not Nutreco's ambition to become a leading European pork supplier, Nutreco decided during the year to sell Hendrix Meat Group to Bestmeat, which is part of Sovion. The transaction, which was completed on 23 December 2004, generated EUR 73 million and yielded a book profit of EUR 20.5 million. Hendrix Meat Group's results up to 23 December 2004 are included in Nutreco's consolidated results.

Results of the animal nutrition activities were better than in 2003. A good performance was achieved in compound feed, in both Spain and the Benelux, by combining Nutreco's existing knowledge of compound feed and feed ingredients with its knowledge of the farming sector. Results on the premix and specialty feed operations were in line with those recorded in 2003. Results in Western Europe improved slightly. The main growth markets for these activities are Eastern Europe, Asia and Latin America.

The animal breeding businesses achieved a better result than in 2003, mainly thanks to the contribution from the turkey breeding operations in North America and the pig breeding activities throughout the world.

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International Financial Reporting Standards (IFRS)
From 1 January 2005, Nutreco will report its results in accordance with the new International Financial Reporting Standards (IFRS). The main impact of these new standards for Nutreco will be on the valuation of livestock, particularly salmon. Other IFRS provisions affecting Nutreco will include the valuation of its pension liabilities, the classification of the cumulative preference shares and reporting of financial instruments such as hedges, interest swaps and futures. Any valuation differences attributable to the transition to IFRS per 1 January 2005 will be taken immediately to shareholders' equity. *The results under IFRS will differ from those presented hitherto under Dutch accounting* standards. Nutreco will present its financial results fully in accordance with IFRS as from its first external financial reporting in 2005 – the interim figures to be published on 2 August 2005. The impact of IFRS on Nutreco's opening balance sheet on 1 January 2005, excluding tax effects, is expected to be a reduction of equity to an amount of EUR 40-50 million, subject specifically to actuarial calculations of the pension liabilities and the auditors' approval of IFRS reporting.

Dividend
The proposed dividend is EUR 0.53 (2003: EUR 0.53) per ordinary share, which represents a pay-out ratio of 35% of the net income available to holders of ordinary shares, excluding the book profit of EUR 20.5 million on the sale of Hendrix Meat Group. An interim dividend of EUR 0.14 was paid in August 2004. Shareholders can opt to have the final dividend of EUR 0.39 paid in shares or cash. The stock dividend exchange ratio will be determined after close of trading on 19 May 2005 on the basis of the closing price on that day and will be equal to the dividend paid in cash.

Net income available to holders of ordinary shares, after deduction of the cumulative preference dividend, amounted to EUR 72.4 million, compared with EUR 141.8 million negative in 2003. Net income available to holders of ordinary shares, excluding the book profit generated by the sale of Hendrix Meat Group, totalled EUR 51.9 million (2003: EUR 51.3 million). The average number of ordinary shares outstanding in 2004 was 34.1 million. Based on the 6.66% dividend percentage, a dividend of EUR 4.5 million was paid on the cumulative preference A shares.

Agenda 2005
To realise further growth of the core activities Nutreco will take the following steps to pursue its 'Rebalancing for Growth' strategy in 2005:

- the legal and organisational separation of Marine Harvest from Nutreco;
- establishing the Marine Harvest and Stolt Sea Farm joint venture that has been announced;
- refinancing Nutreco and the Marine Harvest Joint Venture;
- improving Nutreco's position in the poultry and animal breeding markets;
- further expanding the group's position in the animal nutrition and fish feed markets, both existing and new;
- active portfolio management;
- adapting the Nutreco organisation to reflect the focus and structure which follow from the new strategy.

Outlook
Market conditions have improved towards the end of the year, and this situation has continued into 2005. However, at this moment it is too early in the year to make further statements about the 2005 results.

* * * * *

Important dates

General Meeting of Shareholders	: 19 May 2005
Payment of final dividend	: 14 June 2005
Publication of interim figures	: 2 August 2005
Payment of interim dividend	: 24 August 2005
Annual figures for 2005	: 16 February 2006
General Meeting of Shareholders	: 18 May 2006

* * * * * * * * * *

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Nutreco Holding N.V.
Nutreco Holding N.V. is an international company in the animal nutrition and fish feed markets, where it seeks to create added value through its knowledge of the food chains. The company has a selective presence in various stages of the fish and meat production chains. It has eight Business Groups, each comprising several Business Units, with over 120 production and processing plants in 22 countries and approximately 12,400 employees.

Nutreco's net sales in 2004 were EUR 3,857.6 million. It is quoted on the Official Segment of the Euronext stock exchange (Amsterdam) and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Frank van Ooijen, Director of Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6141, mobile: +31 6 5534 0012

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of Nutreco. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the market conditions in Europe, the United States and elsewhere from which we derive a substantial portion of our revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods; and other risks. For more information on these and other factors, please refer to our Annual Report.
The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Consolidated profit and loss account

(EUR x million)

	2004	2003 *	2003
Net sales	**3,857.6**	**3,674.3**	**3,674.3**
Cost of sales	2,775.4	2,593.4	2,593.4
Gross margin	**1,082.2**	**1,080.9**	**1,080.9**
Personnel costs**	486.7	473.1	473.1
Depreciation of other intangible fixed assets	5.9	5.4	5.4
Impairment concessions	-	-	19.0
Depreciation of tangible fixed assets	89.7	98.7	98.7
Other operating expenses **	399.0	385.9	385.9
Operational expenses	**981.3**	**963.1**	**982.1**
Book profit Hendrix Meat Group	**20.5**	-	-
Result from operations before goodwill amortisation (EBITA)	**121.4**	**117.8**	**98.8**
Amortisation of goodwill	6.9	12.2	12.2
Impairment goodwill	-	-	165.1
Result from operations (EBIT)	**114.5**	**105.6**	**-78.5**
Financial income and charges	-27.7	-30.2	-30.2
Result before tax	**86.8**	**75.4**	**-108.7**
Taxation	-10.6	-14.5	-9.2
Share in result of non-consolidated companies	4.3	-1.3	-1.3
Impairment non-consolidated companies	-	-	-14.3
Result after tax	**80.5**	**59.6**	**-133.5**
Minority interest	-3.6	-3.6	-3.6
Net result	**76.9**	**56.0**	**-137.1**
Dividend on cumulative preference shares	-4.5	-4.7	-4.7
Net result available to holders of ordinary shares	**72.4**	**51.3**	**-141.8**
Earnings per ordinary share after goodwill amortisation (EUR)	2.13	1.54	-4.25
Earnings per ordinary share before goodwill amortisation (EUR)	2.33	1.91	

Key figures

	2004	2003*
Result from operations (EBITA) as % of net sales	3.1%	3.2%
Solvency ratio	34%	31%
Interest cover (EBITDA/interest)	7.8	7.4
Return on weighted average capital employed	11%	10%
Net debt / shareholders' equity	51%	73%
Others:		
Average number of ordinary shares ('000)	34,056	33,342
Number of shares outstanding as at year-end ('000)	34,081	33,518
Average number of employees	12,541	13,183
Number of employees at year-end	12,408	12,763

* Before impairment of goodwill, concessions and non-consolidated companies, including tax effect.
** 2003 adjusted for comparison purposes

Information by business stream

Net sales by business stream
(EUR x million)

	2004	2003	% change
Aquaculture	1,177.6	1,147.2	2.6%
Agriculture	2,680.0	2,527.1	6.1%
Nutreco total	**3,857.6**	**3,674.3**	**5.0%**

EBITA per business stream, normalised for exceptional items
(EUR x million)

				normalised		
	2004	2003*	% change	2004	2003*	% change
Result from operations before goodwill amortisation(EBITA)						
Aquaculture	40.8	69.9	-41.6%	**40.8**	**41.5**	-1.7%
Agriculture	77.0	63.0	22.2%	**69.0**	**78.4**	-12.0%
Corporate	-16.9	-15.1	11.9%	**–16.9**	**–15.1**	11.9%
Subtotal excluding exceptional items	**100.9**	**117.8**	**-14.3%**	**92.9**	**104.8**	**-11.4%**
Book profit HMG	20.5	-		20.5	-	
Exceptional items	-	–		8.0 [1]	13.0 [2]	-38.5%
Total	**121.4**	**117.8**	**3.1%**	**121.4**	**117.8**	**3.1%**

[1] EUR 8.0 million consists of an income of EUR 11.0 million related to supply agreements and partnerships in Agriculture less restructuring costs of EUR 3.0 million

[2] EUR 13.0 million is the net amount of an income of EUR 35.0 million related to supply agreements and partnerships less restructuring costs of EUR 6.6 million in Aquaculture and EUR 15.4 million in Agriculture.

* *Before impairment of goodwill and concessions*

Consolidated balance sheet

(EUR x million)	31 December 2004	31 December 2003
Fixed assets		
Intangible fixed assets	180.1	199.3
Tangible fixed assets	473.6	514.6
Financial fixed assets	40.0	27.3
Total fixed assets	**693.7**	**741.2**
Current assets		
Inventories	420.5	397.5
Receivables	508.2	532.7
Cash and cash equivalents	136.7	31.8
Total current assets	**1,065.4**	**962.0**
Total assets	**1.759,1**	**1,703.2**
Shareholders' equity	604.1	536.3
Minority interest	14.6	14.0
Provisions	28.3	43.4
Deferred taxes	11.9	20.3
Long-term debt	433.7	395.6
Short-term liabilities		
Interest bearing	10.7	27.8
Non-interest bearing	655.8	665.8
Total shareholders' equity and liabilities	**1,759.1**	**1,703.2**

Condensed cash flow statement

(EUR x million)	2004	2003 *	2003
EBIT	**114.5**	**105.6**	**-78.5**
Depreciation of intangible fixed assets	12.8	17.6	201.7
Depreciation of tangible fixed assets	89.7	98.7	98.7
EBITDA	**217.0**	**221.9**	**221.9**
Changes in working capital	1.2	-7.8	-7.8
Changes in provisions	-17.8	-8.3	-8.3
Cash flow from business operations	**200.4**	**205.8**	**205.8**
Interest	-28.3	-31.1	-31.1
Tax	-25.0	-30.3	-30.3
Other changes	-1.3	-0.8	-0.8
Cash flow provided by operations	**145.8**	**143.6**	**143.6**
Used for investments in fixed assets	-98.5	-66.9	-66.9
Free cash flow before divestments / acquisitions	**47.3**	**76.7**	**76.7**
From/used for divestments / acquisitions	42.9	-47.1	-47.1
Free cash flow after divestments / acquisitions	**90.2**	**29.6**	**29.6**
From/used for financing	26.0	-15.7	-15.7
Paid dividend	-10.9	-12.3	-12.3
Translation differences on cash and cash equivalents	-0.4	-1.6	-1.6
Net cash flow	**104.9**	**0.0**	**0.0**

* *Before impairment of goodwill and concessions*